                                    EXHIBIT A

                                 CITY OF NAPLES

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
INTRODUCTION..................................................................7

CITY OF NAPLES................................................................9

THE ECONOMY..................................................................14

FINANCIAL CONDITION OF THE CITY..............................................16

DEBT OF THE CITY.............................................................28

THE REPUBLIC OF ITALY........................................................30

OFFICIAL STATEMENTS..........................................................54

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES...............................54

SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2002.........................55

                                  INTRODUCTION

The Euro

          The Treaty on the European Union (the "Maastricht Treaty"), which came into effect on November 1, 1993, established the guidelines for a single European currency under the monetary control of a European Central Bank. The European Monetary Institute ("EMI") was subsequently established with responsibility for the technical preparations for European Monetary Union (including instruments, procedures and regulations) as well as for strengthening cooperation and coordination among the monetary authorities of the member states. With the approval of the Council of the European Union, Italy, Austria, Belgium, Finland, France, Germany, Greece, Ireland, Luxembourg, the Netherlands, Portugal and Spain (the "Participating Member States") agreed to adhere to the Maastricht Treaty.

          On January 1, 1999, the Euro officially became a currency, alongside each of the national currencies of Participating Member States, which were fixed at irrevocable conversion rates to the Euro, and the currencies of EU member countries that are not Participating Member States were linked to the Euro. The national currency of each Participating Member State continued to be the sole legal tender for cash transactions in each nation. The conversion rate between the Euro and the Italian Lira was fixed at Lit. 1,936.27 per Euro. The following table sets forth the fixed conversion rates between the Euro and each of the twelve Participating Member States' national currencies:

             Belgian/
            Luxembourg   French  Deutsche   Irish      Dutch   Portuguese  Spanish  Austrian   Finnish  Italian    Greek
              Francs     Francs    Mark     Pounds    Guilder    Escudos   Pesetas  Shillings   Marks    Lira     Drachma
            ----------  -------  --------  --------  --------  ----------  -------  ---------  -------  -------  --------
'E'1.00       40.3399   6.55957   1.95583  0.787564   2.20371    200.482   166.386   13.7603   5.94573  1936.27   340.750

          Also on January 1, 1999, the European Central Bank in Frankfurt began to determine the monetary policy for the Participating Member States centrally. Beginning on January 1, 2002, the Euro was introduced as the legal tender in each of the Participating Member States and each of the pre-existing national currencies continued to be accepted for temporary periods ending no later than March 1, 2002. The Italian Lira ceased to be legal tender on March 1, 2002 and has been removed from circulation and replaced by the Euro.

          All Lira amounts have been converted into Euro at the fixed exchange rate of Lit. 1,936.27 to 'E'1.00.

Exchange Rates

          The following tables show, for the periods indicated, information concerning the exchange rates between the U.S. Dollar and the Lira and between the U.S. Dollar and the Euro. These rates are provided solely for your convenience. We do not represent that the named currencies could have been converted at these rates or any other rate.

          The column of averages in the tables below shows the averages of the relevant exchange rates on the last business day of each month during the relevant period. The high and low columns show the highest and the lowest mid-market quotes, respectively, on any business day during the relevant period. Except as otherwise specified, all amounts in this Annual Report are expressed in Italian Lire ("Lire", "Lira" or "Lit."), Euro ("EUR", "Euro" or 'E')") or in United States Dollars ("Dollars", "$", "US$" or "U.S. Dollars"). Amounts stated in Dollars, unless otherwise indicated, have been translated from Euro at an assumed rate solely for convenience, and should not be construed as representations that the Euro amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated or any other rate.

          The following table sets forth, for the periods and dates indicated, certain information regarding exchange rates for Euros, based on the Noon Buying Rate for Euros expressed in Euro for $1.00 (rounded to the nearest Euro).

                             U.S. Dollar per Euro(1)

   Year ended December 31,      End of Period   Average(2)    High    Low
-----------------------------   -------------   ----------   -----   -----
2002 ........................        1.05          0.95       1.05    0.86
2001 ........................        0.89          0.89       0.96    0.84
2000 ........................        0.94          0.92       1.03    0.83
1999 ........................        1.00          1.07       1.18    1.00
1998 ........................        1.18          1.10       1.18    1.08
1997 ........................        1.10          1.13       1.25    1.05

---------------
(1) Based on the U.S. Federal Reserve Bank noon buying rate for ECU for 1996, 1997 and 1998, and for Euro for 1999, 2000, 2001 and 2002.

(2) Based on the average of the exchange rates for the last business day of each month during the relevant period.

                                 CITY OF NAPLES

General

          The City of Naples (the "City" or the "City of Naples") is located in the southern portion of the Republic of Italy ("Italy" or the "Republic") on the Mediterranean coast in the region of Campania, approximately two-thirds of the way down the Italian peninsula.

          The City dates from the sixth or seventh century B.C., when Greek colonizers established an outpost under the name of "Parthenope" on what is now Naples. Over the centuries, Naples became a prosperous commercial center and has remained an important trading port on the Mediterranean Sea ever since.

          Today, the City occupies an area of 1,171 square kilometers (approximately 453 square miles). With a population of approximately one million people as of December 31, 2002, Naples is the third largest city in Italy, after Rome and Milan. The population of the Naples metropolitan area (known as the Provincia di Napoli) amounted to approximately 3.08 million people as of December 31, 2002.

          Naples is the capital of the region of Campania (hereinafter referred to as the "Region of Campania" or the "Region"), the second most populous of Italy's 20 regions. As of December 31, 2002, Campania had a population of approximately 5.7 million people representing approximately 10% of the population of Italy. Campania, along with the regions of Abruzzo, Molise, Puglia, Calabria, Basilicata, Sicily and Sardinia, comprise an area in southern Italy known as the "Mezzogiorno".

          In June 1996, the City of Naples issued $195 million in aggregate principal amount of senior notes (the "Notes") in a registered offering in the United States and listed the Notes on the New York Stock Exchange. The Notes bear interest at a rate of 7.52% per annum and mature on July 15, 2006.

          The principal office of the City is located at Palazzo San Giacomo, Piazza del Municipio, Naples, Italy.

Governmental Organization

          Relationship between Central Government and Local Governments

          The Republic of Italy has been a democratic republic since June 2, 1946. Its government is organized territorially and administratively on national, regional and local levels. Legislative, executive and judicial powers are exercised at the national level by the central government of Italy (the "Central Government"). Limited legislative and executive powers are exercised by the governments of regions (regioni, of which there are 20), provinces (province, of which there are 103) and municipalities (comuni, of which there are approximately 8,100).

          The Central Government has exclusive powers to act, inter alia, in the areas of international relations, defense, armed forces and national security, foreign trade and economic, monetary and energy policies. The Central Government also has powers to act in other areas, such as public works, water resources, and railways and transportation. The Central Government provides a substantial portion of the funds of regions, provinces and municipalities.

          The Region of Campania has powers in general economic and social issues and is responsible for providing resources to finance municipal and provincial investment programs. Its powers are largely administrative, covering: regulation of regional offices and administrative authorities; local, rural and urban policing; fairs and markets; charities, health trusts and hospitals; professional training and education; museums and libraries belonging to local authorities; town planning; tourism and hotels; national tramways and motorways; road maintenance, aqueducts and public works of national interest; navigation; regulations relating to minerals and thermal water; regulations relating to quarries; agriculture; forestry; and arts and crafts.

          The City is responsible for managing City-owned properties, providing City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. See "--Major Activities". The City conducts a number of these services through separate special entities. See "Financial Condition of the City--Special Entities".

          Local Administration

          Naples is governed by a Mayor, a City Council (Consiglio Comunale) and a City Board (Giunta Comunale). Supervisory and advisory assistance is provided to the City Council through the Board of Auditors (Collegio dei Revisori). Since the electoral reforms of June 1993, the mayor is elected directly by popular vote for an uninterrupted term of five years. The Mayor is responsible for appointing the members of the City Board. In Naples, the City Council consists of the Mayor and 60 members elected by popular vote for terms of five years. The City Council has responsibility for the City's policy and regulation. In particular, the City Council is responsible for the City's accounts and budgets and enacting relevant statutes and by-laws; the City's investment programs; provisions of and setting tariffs for public services; bond issues and other debt financing; and managing the City's fixed assets. The City Board is an administrative and executive body, responsible for making proposals to the City Council and administration of the City Council's policies. The City Board is in charge of drawing up the provisional and final financial statements and the long-term budget. The City Board consists of the Mayor and sixteen assessori. Each assessore is responsible for one or more administrative departments.

          The Board of Auditors consists of three members that have three-year terms. Members of the Board of Auditors have the right to access all municipal records and documents and to attend meetings of the City Council. The Board of Auditors is empowered to provide comments on draft budgets and budget amendments, monitor the City's accounting and financial management, prepare an annual report on the City's financial statements, conduct cash controls on the City's treasury department on three-month intervals and refer serious mismanagement or fraud to the City Council and to law enforcement authorities.

          Major decisions of the City Council (including with respect to the City's budget and year-end financials) must be reviewed and validated by the Regional Control Commission (Comitato Regionale di Controllo) which confirms that such decisions comply with Italian law. This commission is required within 20 days to either approve, submit a single request for further information (which recommences the 20-day period) or void the City Council decision. In the absence of any reply from the commission within 30 days, the City Council's decisions are automatically validated. The Regional Control Commission consists of five members, four of which are elected by the Region of Campania and one appointed by the Central Government. Subsequently to a referendum, in March 2001 the Italian Parliament approved a constitutional law which modified Title V of the Italian Constitution (relating to regions, provinces and municipalities), including the constitutional provision providing for the control of regions on the actions of local entities. As a result, as of March 2001, the City budget, the City programs, variations to the City financials and final accounts do not need to be validated by the Regional Control Commission.

          Prior to the electoral reforms of June 1993, the Mayor was selected by members of the City Council. Shifting political coalitions at the City Council resulted in frequent changes of the Mayor. Furthermore, the Mayor appointed assessori who then could also be members of the City Council and therefore elected officials. The reform of the electoral and administrative system was designed to promote a more stable administrative body less subject to shifting political pressures.

          Today, the Mayor must attain an absolute majority of votes. In the event that a candidate obtains less than a majority, a second ballot must be held between the two candidates with the highest number of votes. Each list of candidates for the City Council is linked to one candidate for the position of Mayor. The candidates on the elected Mayor's list are automatically awarded the greater of 60% of the City Council seats or the percentage of the City Council seats equal to the percentage vote obtained in the election. The remaining seats are distributed among the candidates on the other lists based on the percentage vote obtained in the election. Assessori continue to be appointed by the Mayor but cannot be members of the City Council.

          The current Mayor, Mrs. Rosa Russo Jervolino, a member of the center-left coalition (L'Ulivo), was elected in May 2001. Her current term expires in May 2005.

          Mrs. Jervolino's electoral platform includes clean government, the reform of the City's finances and administrations and the restoration of the City's cultural and artistic activities.

          The following table shows the political party affiliations of the City Councilors elected in the most recent election:

             Representation of Political Parties in the City Council

                                                                    Administrative Election
                                                                         of May 13, 2001
                                                                    -----------------------
                                  Political Party                      Seats   Percentage
                                  ---------------                      -----   ----------
Democratic Party of the Left (Partito Democratico della Sinistra)        18       30.0%
Daisy (Margherita)                                                        9         15%
Mixed Majority Party (Gruppo Misto di Maggioranza)                        1        1.7%
Communist Refoundation (Rifondazione Comunista)                           3        5.0%
Greens (Verdi)                                                            3        5.0%
Italian Democratic Left (Sinistra Democratica Italiana)                   0          0%
Republican Party (Partito Repubblicano)                                   2        3.3%
                                                                        ---      -----
Total Majority                                                           36       60.0%

Italy Force (Forza Italia)                                               11       18.3%
National Alliance (Alleanza Nazionale)                                    5        8.3%
House of Liberties - Martusciello for Major
   (Casa delle Liberta per Martusciello Sindaco)                          5        8.3%
People's Alliance (Alleanza Popolare) U.D.E.U.R.                          3        5.0%
                                                                        ---      -----
Total Opposition                                                         24       40.0%
                                                                        ---      -----
   Total City Council                                                    60      100.0%
                                                                        ===      =====

          Employees of the City

          The following table shows the employees of the City and special entities at the dates indicated:

                     Employees of the City of Naples and its
                               Special Entities(1)

                                         Year ended December 31,
                              ------------------------------------------
                               1998     1999     2000     2001     2002
                              ------   ------   ------   ------   ------
City of Naples.............   15,833   15,597   15,101   13,457   13,520
ANM(2).....................    4,409    4,320    4,300    3,952    3,794
ARIN(3)....................      629      621      650      650      674
                              ------   ------   ------   ------   ------
   Total...................   20,871   20,538   20,051   18,004   17,988
                              ======   ======   ======   ======   ======

---------------
(1)  Includes only wholly-owned special entities.

(2)  ANM (Azienda Napoletana Mobilita).

(3) ARIN (Azienda Risorse Idriche di Napoli) was formerly AMAN (Azienda Municipalizzata Acquedotto di Napoli). The figures for ARIN represent averages for the years indicated.

          As of December 31, 2002, the City employed 13,520 employees, representing a 0.5% increase from the December 31, 2001 total of 13,457. The increase in employees was due to the creation of new employment positions for city employees.

          Unions represent City employees. Separate contracts are negotiated on a national basis for non-executive and executive administrators. Generally, the contracts are for four-year terms and the economic aspects of the contract are negotiated every two years. The contracts generally expire prior to the negotiation of a new contract. Until the new contract is in effect, the terms of the prior contract are generally respected and upon effectiveness of the new contract retroactive payments are made. The current national contracts for non-executive employees and executive administrators were entered into on January 1, 2002 and expired on December 31, 2003. Naples has not experienced significant work stoppages by City employees in the past three years. The pensions of City employees are paid by the Central Government.

Major Activities

          The City is responsible for managing City-owned properties, providing City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. The City conducts a number of these services through separate special entities (aziende speciali). See "Financial Condition of the City--Special Entities".

          Public Housing. The construction and maintenance of public housing is substantially funded by the Central Government with a lesser part sustained by the City. The Central Government provides its funding allotment through direct project grants to the City, which are then disbursed under the supervision of the City's administration. After several years of low capital expenditures on public housing due to dissesto, in 2002 the City spent approximately (euro)315.8 million on housing improvement, renovation and construction.

          Education. Primary and secondary education is principally the responsibility of the Central Government. The City operates nursery schools and kindergardens. The City also provides funding for certain expenses of primary and secondary schools. Further, five universities are located in Naples, however, they are not the responsibility of the City.

          Waste Collection and Disposal. The City and the Region of Campania share responsibility for waste disposal. Ordinary garbage collection is performed by outside contractors hired by the City, while all other collection is performed directly by the City. Identifying and constructing new dumps is the responsibility of the Region of Campania.

          Public Security. The City maintains a municipal police force of approximately 2,276 officers. The main responsibilities of the police force are traffic control and parking violations, certain registry functions, audits for evasion of City fees and taxes, public building security and enforcement of building codes. In 2002, significant expenses were incurred (totaling 'E'70.7 million) for public security purposes.

          Sewage System and Waterworks. The City is responsible for the construction, maintenance and management of the sewage system in the City. As of December 31, 2002, approximately 90% of the population of the City was connected to the sewage system, which consisted of over 1,000 kilometers of sewers. Due to the age of the sewer system, for the past few years the City has budgeted and incurred significant maintenance and capital expenditures for the system. The City supplies drinkable water to its inhabitants through ARIN (Azienda Risorse Idriche di Napoli), a special entity which is 100% owned by the City. In 2000, ARIN was transformed in a joint stock company (societa per azioni) wholly owned by the City. See "Financial Condition of the City--Special Entities". ARIN utilizes a network of approximately 2,360 kilometers of pipes to distribute drinking water to more than 2 million people in the Naples metropolitan area with an average water supply of approximately 570,000 cubic meters in 2002. As part of a process towards a more efficient management system of water resources, including sourcing, distribution, depuration and sewerage, the Region of Campania has recently implemented a reorganization plan, whereby the management of water resources has been entrusted to macro-urban areas, each named "Ambito Territoriale Ottimale" ("ATO"), as opposed to individual municipalities. As a result, the City is no longer responsible for the management of the City's water resources and ARIN will have to participate in a competitive bidding to become the manager of the water resource of the ATO comprising the City of Naples. As of the end of 2002, the relevant ATO had yet to be formed due to uncertainties in the interpretation of the applicable law.

          Urban and Suburban Transportation. The City provides urban transportation through ANM (Azienda Napoletana Mobilita), a special entity 100% owned by the City and suburban transportation through CTP (Consorzio Trasporti Pubblici), a consortium 50% owned by the City and 50% owned by the Provincia di Napoli. In 2001, ANM and CTP were transformed into joint stock companies or societa per azioni. See "Financial Condition of the City--Special Entities".

          Urban Infrastructure. City planning is designed to promote the orderly development and continual improvement of the City and to provide the infrastructure for a healthy and cultural urban life for its citizens. For these purposes the City formulates urban infrastructure plans (piano regolatore) relating to roads, subways, waterworks, sewage works and parks, and urban development plans relating to residential area projects and redevelopment projects. Building regulations are also imposed for land use control and for safety, fire prevention and sanitation purposes, as well as to ensure the conformity of buildings with zoning and occupancy regulations.

          Roads. There were approximately 10,239 kilometers of public roads in the City as of December 31, 2002. While the City is not responsible for the construction of new roads, it is responsible for their maintenance and lighting. As of December 31, 2002, there were approximately 3.45 million cars in circulation in the metropolitan area of Naples.

          Other Transport. Naples International Airport (Capodichino) connects Naples with other major Italian, European and international airports. The operations of Capodichino are conducted by GE.S.A.C. (Societa Gestione Servizi Aeroporti Campani S.p.A.), a limited liability corporation which is owned by British Airport Authorities Plc ("BAA", which owns 65% through its subsidiary BAA Italia S.p.A.), the City of Naples and Provincia di Napoli (which own 12.5%
each), SEA S.p.A. and Interporto Campano S.p.A. (which own 5% each); see "Financial Condition of the City--Special Entities". In 2002, approximately 4.13 million passengers traveled on flights arriving at or departing from Capodichino resulting in a 3.2% increase from the approximately 4 million passengers registered in 2001. In addition, approximately 2.68 thousand tons of merchandise were transported through the airport as compared to 3.13 thousand tons in 2001, representing a decrease of 14.3%.

          The port of Naples is the largest Italian port with respect to number of passengers and ships and the fourth largest with respect to tonnage. In 2002, the port had a flow of approximately 843,136 passengers and approximately 18.6 million tons of cargo as compared to 811,836 passengers and 15.3 million tons of cargo in 2001, representing a 3.9% and a 21.9% increase, respectively. The port is managed by an autonomous entity (Consorzio Autonomo Porto).

          City Properties. The City owns properties, including land and buildings (both for public use and residential housing) which at December 31, 2002, had a value of approximately 'E'2,976 million, according to the public registrar's office. All such properties are subject to the dissesto procedure. See "Financial Condition of the City--Dissesto Finanziario".

          Utilities. In 2002, Naples had approximately 330,000 private telephone lines. As in other parts of Italy, the construction of the network and its maintenance are provided by Telecom Italia S.p.A. The electrical power in Naples is supplied primarily by ENEL, the formerly state-owned electric power distribution company.

                                   THE ECONOMY

Region of Campania

          The following discussion of the economy of Campania is based on data of ISTAT (Istituto Nazionale di Statistica) and Bank of Italy (Banca d'Italia).

          In 2001, approximately 6.49% of Italy's GDP was generated in Campania and 3.5% of Italy's GDP was generated in Naples. In the year ended December 31, 2001, Campania's GDP per capita was approximately 'E'10,920 million which compares to approximately 'E'1,258,349 million for Italy as a whole and
(euro)15,000 million per capita. The unemployment rate in 2002 was 21.1% in Campania (as compared to 9% in Italy during the same period).

          The European Union's Operational Program for Campania.

          On August 8, 2000, the European Commission approved an operational program (the "Program") for Campania to support the Region's development through measures on natural, cultural and human resources, local development systems, urban areas, networks and service hubs. The Program implements the programming agreement ("Community Support Framework") for Italy for the period 2000-2006, entered into between the European Community and the Italian authorities to support the economic development of the Mezzogiorno. The total amount of the grant is 'E'9,216 million approximately. The Community contribution amounts to 'E'3,825 million (41.5% of the total), the balance being borne by national and regional authorities and the private sector. Community funding will come from the European Regional Development Fund (ERDF) (65.5%), the European Social Fund (ESF) (16.5%), the European Guidance and Guarantee Fund (EAGGF) (17.0%) and the Financial Instrument for Fisheries Guidance (FIFG) (1.0%).

          Funds provided by the Central Government and the EU are contingent upon their being allocated to specific projects and must be returned to the EU if not spent on such projects.

          The Program principally focuses on six areas: (i) Natural Resources (measures concern improvements to water resources, soil and coastline protection, upgrading of natural areas, waste processing and energy management with special reference to renewable resources); (ii) Cultural Resources (enhancement of the region's cultural resources as a factor contributing to its economic and social development); (iii) Human Resources (measures are closely linked to the Commission's recommendations and the national action plan in the context of the European strategy for employment; research and technological innovation measures are also planned); (iv) Local Development Systems (promoting local development systems, in particular industrial districts and export systems, and new companies, supporting demand for high-quality services and upgrading professional qualifications; special emphasis is placed on boosting the competitiveness of tourism and developing its potential); (v) Cities (enhancement of the City's role in its territorial context as a mean of improving competitiveness and the social potential of urban areas); (vi) Networks and Service Hubs (measures aim to develop transport infrastructures and to accelerate the introduction of the information society in education, public administrations and the production base; actions to internationalize the regional economy are also planned). In addition, technical assistance measures will be provided to assist with the management of, information on, implementation of, control and evaluation of all aspects of the Program.

The City of Naples

          General. Naples is the major business, commercial and cultural center of the Region of Campania. In 2001, the City's GDP per capita was approximately 'E'10,500 as compared to an average of 'E'10,920 for the Region of Campania as a whole.

          Naples is a center for tourism due to its historic value and the proximity of Pompei, Hercolaneum, the Amalfi Coast and the islands of Capri and Ischia. In 2002, approximately 4.650 million tourists visited the Region as compared to 4.656 million in 2001, representing a decrease of 0.13%. The administration has made the restoration of the historic areas of the City, in particular near the port, a centerpiece of its agenda to promote tourism.

          Employment. The unemployment rate for the City of Naples is higher than the Italian national average, as is the case for the Region of Campania. In 2002, the unemployment rate was 24.7% in Naples and 21.1% in the Region as compared to a national average of 9%.

          Inflation. The table below shows annual increases in the consumer price index of Naples and Italy for the periods indicated.

                         Change of Consumer Price Index

                                        Year Ended December 31,
                              ------------------------------------------
                               1998     1999     2000     2001     2002
                              ------   ------   ------   ------   ------
Naples.....................    1.9%     1.8%     1.9%     2.7%     2.4%
Italy......................    1.9%     1.7%     2.5%     2.7%     2.5%

---------------
Source: ISTAT, Servizi Statistici Comune di Napoli.

                         FINANCIAL CONDITION OF THE CITY

Summary

          The relationships between the City, the Central Government and the regional government is governed by two principal laws, Law 142 and Law 421 (the "Municipal Finance Laws") passed in 1990 and 1992, respectively, as amended since such dates. The City derives the majority of its revenues from transfers, primarily from the Central Government. Municipalities are permitted to levy direct and indirect taxes (other than income taxes) and charges and fees for services.

          The general administration of Naples' finances is the responsibility of the Mayor and the City Council. The budget is initially developed by the respective departments of the City and consolidated by the financial services department. After approval by the City Board, the budget is provided to the Board of Auditors for its review and comments. Thereafter, the budget together with an annual report prepared by the Board of Auditors is submitted to the City Council for approval. The City Council is required to approve year-end financial statements no later than on June 30 of each year. Following the approval by the City Council, the budget is reviewed and, if deemed in compliance with legal requirements, validated by the Regional Control Commission. The Budget for each year is required to be approved by October 31 of the previous year. In practice, however, the budget may be delayed due to the lack of a budget at the Central Government, as was the case in 1997. The City Budget is completed after the approval of the Central Government budget, so that the budgeted revenues from Central Government transfers are committed, not estimated. If the City's Budget has not been approved by the beginning of the year, expenditures are limited to one twelfth of the previous year's amounts, except for payment of personnel, outstanding obligations, debt payments, taxes and operations necessary to avoid severe damage to the local authority which are not subject to such limit. At least once a year, by September 30, the administration is required to review the budget for imbalances and to make any necessary adjustments by November 30. Local authorities must include in the budget a reserve of not less than 0.3% and not more than 2% of budgeted expenses to be used for extraordinary or greater than expected expenses.

          Special entities submit their budgets to the City's financial services department for review. The budgets and the financial statements of the special entities must be approved by the City Council. In the past, all decisions with respect to the special entities had to be made by the City Council, resulting in delays. Except for the approval of the budget, annual financial statements and acquisitions by the City Council, the City has delegated decision-making to the special entities. Funding of the special entities by the City occurs through current transfers.

          The current surplus is calculated on an accrual basis. The current revenues are required to exceed current expenditures and debt repayments. The issuance of bonds is permitted only for capital investments. New borrowing is only permitted if interest expense, net of interest transfers from the central and regional governments, is less than 25% of the year's current revenue.

          Municipal Treasurer (Tesoriere Comunale). Municipalities in Italy are required to effect all payments and collect all revenues through an account with a specially appointed municipal treasurer (Tesoriere Comunale). The municipal treasurer intermediates funds between the City and the Bank of Italy. The municipal treasurer is required to deposit all surplus cash on a daily basis into an account at the local branch of the Bank of Italy (Tesoreria Unica). In the case of Naples, the municipal treasurer is Banco di Napoli.

          Irrevocable Payment Instruction (Delegazione di Pagamento). The municipal treasurer can be granted an irrevocable authorization to pay interest on, and repay the principal of, debt when due on behalf of the City (delegazione di pagamento). Upon entering into a bond issue, the City is required to implement such a delegazione di pagamento by providing the municipal treasurer with the required power as well as a timetable for payments of interest and principal. The City may, but is not required to, provide for a delegazione di pagamento on loans other than bonds. Historically, the City has made such irrevocable payment instructions on all its financial indebtedness. See "Debt of the City". Once the authority has been delegated, the municipal treasurer is required to make future payments as interest and principal become due. The Municipal Finance Laws require the municipal treasurer to allocate appropriate funds in a reserve for payment of interest and principal on debt. Payments are made out of funds arising from tax revenues, transfers from the Central Government, the Region and other public entities and certain non-tax revenues.

          Revenues and Expenditures. The following table sets forth the current revenues, expenditures, capital revenues and spending for the periods indicated:

                                                        Year Ended December 31,
                                    ---------------------------------------------------------------
                                                                                            Budget
                                      1998       1999       2000       2001       2002      2003(2)
                                    --------   --------   --------   --------   --------   --------
                                                            ('E' millions)
Current revenues.................    1,194.8    1,161.9    1,164.0    1,301.5    1,304.5    1,344.2
Previous Year Balance for
Current Expenditures(1)..........        9.9       14.2         --        5.0        7.2      190.7
Current Expenditures.............   (1,051.5)  (1,020.2)  (1,036.2)  (1,167.3)  (1,149.8)  (1,398.4)
                                    --------   --------   --------   --------   --------   --------
Current Balance..................      153.3      155.9      127.9      139.2      161.9      136.4
                                    --------   --------   --------   --------   --------   --------
Capital Revenues.................      398.7      271.3      263.6      114.3      248.8      488.7
Previous Year Balance for
Capital Expenditures(1)..........       89.0       77.8       13.3        1.3          0        1.3
Capital Spending.................     (496.5)    (419.1)    (513.3)   (235.71)    (359.7)    (769.4)
                                    --------   --------   --------   --------   --------   --------
Balance Before Financing.........       55.5        8.1     (121.9)      17.5      (51.0)    (144.3)
                                    --------   --------   --------   --------   --------   --------
New Borrowing....................        9.8       61.2      203.3       93.8       51.2      548.9
Reimbursement of Borrowing.......      112.6      107.4       72.8       74.3       73.4      403.6
                                    --------   --------   --------   --------   --------   --------
Total Balance....................       41.7       39.7       21.9       38.6       28.8        2.3
                                    ========   ========   ========   ========   ========   ========

----------
(1) Represent surpluses from previous years allocated to Current Expenditures and Capital Expenditures, as indicated.

(2)  Approved by the City Council on April 14, 2003.

          The City's current balance has shown a surplus since 1991. In the past years, as a result of increases in current revenues and decreases in expenditures from budgeted amounts, there has been a significant increase in the current balance from the budgeted amount. From 1998 to 2002, capital spending was greater than capital revenues because the City used surpluses from previous years to finance both current expenditures and capital spending.

Dissesto Finanziario

          In the late 1980s and early 1990s, the City faced serious financial problems due to significant unexpected expenses resulting from the earthquake in 1980. In addition, the City's Special Entities made expenditures that were not appropriated in the budget and had to be covered by the City.

          As a result of the above, at the end of 1992, the City Council failed to approve its 1993 budget and the City of Naples declared dissesto finanziario ("dissesto"), an insolvency proceeding for municipalities which are unable to unable to further guarantee the supply of basic services, in May 1993.

          The procedure of dissesto was introduced by Legislative Decree no. 25 of March 2, 1989, and was converted by law number 144, dated 24 April 1989, and section 21 of the Legislative Decree dated January 18, 1993. This decree provided a clear division of competencies between the management of the past financial situation of the municipality and the financial current situation of the entity in dissesto. As a result, the local administration is responsible solely for the re-balanced financial statement of the municipality. The dissesto is currently governed by sections 204-269 of the Testo Unico degli Enti Locali of Legislative Decree number 267 dated August 18, 2000.

          The City declared dissesto following the declaration to that effect by the City Council and the publication of such notice by the Italian Ministry of the Interior of the Central Government (the "Ministry of the Interior") in May 1993. Further, the President of the Republic of Italy appointed the Organo Straordinario di Liquidazione, a three person committee (the "Statutory Receivers") in May 1993. The primary purpose of the Statutory Receivers is to perform a full audit of the claims entered into prior to the date of dissesto ("pre-dissesto Claims") against the City and to assess the assets available to pay these claims and to recover all unpaid amounts owed to the City. The City Council presented the required re-balanced financial statements (bilancio stabilmente riequilibrato), in which reductions in current expenses and increases in taxes are proposed, to the Ministry of the Interior in November 1993. The Ministry of the Interior approved the re-balanced financial statements in May 1994. The Central Government is required to grant a loan through Cassa Depositi e Prestiti, the amount of which varies based on the number of inhabitants of the entity in dissesto. Subsequent debt service for the loan is funded by transfers from the Central Government. Since 1993, the City has had a surplus (current and capital revenues less current and capital expenditures) in each year.

          The procedure regarding the liquidation of pre-dissesto claims verified by the Statutory Receivers (the "Verified Claims") was simplified by the Legislative Decree number 342 dated September 15, 1997. Based on section 16 of such decree, the City tried to reach a settlement with each holder of a Verified Claim, pursuant to which each such holder would receive immediate payment of an amount ranging from 40% to 100% of the face value of each Verified Claim. Creditors who opted not to receive immediate payment of the proposed amount are paid in due course under the normally applicable rules. The City opted to resort to such simplified procedure for the satisfaction of Verified Claims. Accordingly, it asked the Statutory Receivers to prepare a plan of liquidation and proposed settlement of all Verified Claims.

          In March 1998, the Statutory Receivers completed the simplified accounting and verification procedure of pre-dissesto Claims and the recovery of credits owed to the City and commenced payment of such Verified Claims. In addition, in November 2001, the Statutory Receivers approved a final balance. In July 2003, the City of Naples submitted its application to the Ministry of the Interior for the official closure of the dissesto procedure, which had not been granted as of December 31, 2002.

          As a result, the City remains technically subject to dissesto, which however does not affect payments on financial indebtedness subject to delegazione di pagamento and does not apply to transactions entered into by the City subsequent to the date on which dissesto was declared. See "Financial Condition of the City--Summary" and "--Dissesto Finanziario". The City has made all payments, both interest and principal, on all financial indebtedness since entering dissesto. See "Debt of City--Debt Record".

          On November 30, 2001, the Statutory Receivers completed the procedure and approved a final amount owed to creditors. Based on such balance, the total amount of Verified Claims equals 'E'26.1 million of preferred creditors and 'E'754.4 million of junior creditors (which, however, does not include claims made by Special Entities which, if paid, would be paid over to the City in an equal amount). Verified Claims owed to employees of the City qualify as preferred credit and have been paid in full. Part of the junior creditors representing a total of 'E'571 million agreed to a settlement agreement providing for the payment of 60% of the total outstanding amount and therefore will be paid 'E'343.2 million in the aggregate. The remaining junior creditors will have to be paid in full. Consequently, the plan proposed by the Statutory Receivers allocates a total of 'E'556.0 million in Verified Claims consisting of approximately (i) 'E'343.2 million that cover 60% of the junior creditors who agreed to settlement; (ii) 'E'182.4 million to pay in full the junior creditors not part of the settlement agreement; (iii) 'E'26.1 million to pay in full the preferred creditors; and (iv) 'E'4.3 million to pay for liquidation related expenses.

          In connection with the dissesto procedure, the City has obtained to date approximately 'E'608.5 million to cover the outstanding 'E'556.0 million of Verified Claims. The amount of 'E'608.5 million consists of (i) a 'E'309.8 million loan granted by the Cassa Depositi e Prestiti, which is to be entirely repaid by the Central Government; (ii) 'E'197.3 million of available revenues and accruals (versamenti in riscossione); and (iii) 'E'101.4 million from budget surpluses in the prior years and the sale of certain assets owned by the City.

          To date the City has paid approximately 66% of the 'E'556.0 million in Verified Claims and is in the process of paying the remaining 'E'185.4 million of such Verified Claims.

          On July 23, 2002, the municipality of Naples applied for the official closure of the dissesto procedure, which had not been granted as of December 31, 2002.

Financial Federalism

          Transfers of funds by the Central Government represent the majority of the revenues of the City. The Municipal Finance Laws transformed the financial relationship between the Central Government and local authorities by focusing on greater financial autonomy and financial responsibility of local authorities.

          In order to implement such changes, the collection of certain taxes and fees that were previously the responsibility of the Central Government are or will become the responsibility of the City. This has resulted and will result in a proportional reduction of tax transfers to local authorities by the Central Government. See "--Current Revenues."

          Further, the Municipal Finance laws established three basic types of Central Government transfers: ordinary transfers, equalization transfers and capital transfers. Ordinary transfers are and will be increasingly based on objective standards such as the size and population of the city and its economic and social indicators. Equalization transfers are allocated by the Central Government where the median income of the residents is lower than the national average, as is the case in Naples. Capital transfers are based on the size and population of the city and made for specific capital expenditures in connection with public work projects and cannot be used to finance current expenditures.

          Transfers of funds to local authorities are dependent on the finances of the Central Government. While the City is not aware of any plan to change the current transfer system, there can be no assurance that transfers from the Central Government will continue in the manner or the amounts of the past. See "--Republic of Italy."

Current Revenues

          Sources of Revenue. Transfers of funds by the Central Government and the Region represent a majority of the revenues of the City. The City collects certain taxes, fees and charges. The specific taxes and fees that municipalities are allowed to levy are as follows: use tax for use of public spaces; waste collection and disposal and sewage treatment and disposal fees; property transfer taxes; advertising taxes; and real estate taxes (Imposta Comunale sugli Immobili (ICI)). In addition, in 1998 the Central Government passed a law introducing a new tax regime for the year 1999-2000, whereby each municipality could apply a local personal income tax not to exceed 0.5% of the personal taxable income (Addizionale IRPEF). The rate of this local personal income tax could be introduced progressively over a period of three years, through annual increases not to exceed 0.2% each year, up to the 0.5% maximum rate. The rate would become fixed on the third year. The City applied an initial 0.2% tax for the year 1999-2000 and has increased the rate to 0.4% for the year 2001, and to 0.5% for the year 2002.

                                Current Revenues

                                                  Year Ended December 31,
                                 ---------------------------------------------------------
                                                                                    Budget
                                   1998      1999      2000      2001      2002    2003(2)
                                 -------   -------   -------   -------   -------   -------
                                                      ('E' millions)
Tax Revenues:
Imposte ......................     180.7     187.5     204.3     218.4     214.6     217.2
Tasse ........................      85.9      93.7     119.9     106.5     112.6     113.3
Tributi speciali .............      71.9      19.1      20.7       1.2      78.3     112.9
                                 -------   -------   -------   -------   -------   -------
   Total tax revenue .........     338.0     300.3     345.0     326.1     405.5     443.4
Current Transfers:
Central Government ...........     694.4     696.6     641.8     715.2     640.9     548.5
Campania .....................       4.6      10.8      20.3      27.9      70.4      57.5
Other ........................       1.8       0.5       3.0       4.4       1.0       4.3
                                 -------   -------   -------   -------   -------   -------
   Total current transfers ...     700.8     708.0     665.1     747.6     712.3     610.3
Non-Tax Revenue:
Public services ..............      54.2      58.1      82.3      94.5     111.2      92.8
Rents ........................      19.4      24.3      23.2      27.4      28.0      27.3
Interest income ..............      12.1      13.3      12.2       9.5       5.9       5.6
Competitions, refunds and
   payoffs ...................        --        --        --       0.7       0.2       5.5
Corrections ..................        --        --        --        --        --        --
Other revenues ...............      70.3      57.8      36.2      95.5      41.3     159.3
                                 -------   -------   -------   -------   -------   -------
   Total non-tax revenues ....     156.0     153.6     154.0     227.9     186.6     290.5
                                 -------   -------   -------   -------   -------   -------
Current Revenues .............   1,194.8   1,161.9   1,164.0   1,301.5   1,304.4   1,344.2
                                 =======   =======   =======   =======   =======   =======
Previous year balance for
   current expenditures(1) ...       9.9      14.2        --       5.0       7.2     190.6
Total Current Revenues .......   1,204.7   1,176.1   1,164.0   1,306.5   1,311.6   1,534.8
                                 =======   =======   =======   =======   =======   =======

----------
(1) Represent surpluses from previous years allocated to current expenditures, as indicated.
(2)  Approved by the City of Council on April 14, 2003.

          Tax Revenues consist of imposte, tasse and tributi speciali (taxes, fees and special fees). Imposte, the principal source of tax revenue, are real estate taxes (ICI) (Imposta Comunale sugli Immobili) based on the value of real estate registered with the public registrar's office at a rate of 0.55% for household residences. Tasse include fees for the exploitation of public areas for private use, for the consumption of electric power and for the performance of administrative duties (such as the issuance of stamps or notarizations). Tributi speciali are fees for the right to make street advertisements and fees for water purification. Tax revenues increased by 'E'20.1 million in 1998 primarily as a result of the introduction of a new local tax, Imposta Regionale sulle Attivita Produttive (IRAP), and an increase in other taxes offset in part by a decrease in the tax on solid wastes. In 1999, tax revenues decreased by 'E'37.7 million primarily as a result of a significant reduction in the special fees collected directly by the City of Naples. In 2000, tax revenues increased by 'E'44.7 million as a result of the introduction of a new local personal income tax (Addizionale IRPEF) and an increase in ICI. In 2001, tax revenues decreased by 'E'18.9 million due to (i) a decrease of 'E'13.4 million in tasse, deriving from a decrease in fees levied on the exploitation of public areas for private use as well as a decrease in taxes on solid waste; and
(ii) a decrease of 'E'19.6 million in tributi speciali as a result of the elimination of the IRAP local tax, which, starting from 2001, has been included in current transfers from the Central Government. These decreases were partially offset by an increase of 'E'14.0 million in imposte, mainly due to an increase in revenues from Addizionale IRPEF and ICI taxes. In 2002, tax revenues increased by 79.4 million due to a decrease in ICI, an increase in solid waste taxes, as well as an increase in IRPEF.

          Current Transfers are made by the Central Government and the Region of Campania. The transfers take the form of both ordinary transfers and equalization transfers. The slight decline in current transfers in 1998 is essentially due to the new ICI tax regime which provides for the municipality to collect the entire tax, rather than being collected by the Central Government and reallocated as a current transfer. See "--Financial Federalism". The median income of the residents of Naples is below the national average and consequently Naples receives significant equalization transfers from the Central Government. The decline in current transfers between 1999 and 2000 was mainly due to the assignment of the employment agreements of approximately 1,500 support staff employees for local schools to the Central Government, thereby decreasing the City's need for Central Government funds to cover the salaries of such employees, as well as a decrease in the number of public projects financed by the Central Government.

          In 2002, current transfers decreased by 'E'35.2 million, or 4.71%
as compared to 2001. The decrease was due mainly to a decrease of 'E'74.3 million in current transfers from the Central Government, balanced by the income from the additional IRPEF and the increase of 'E'43.1 million in transfers from the Region and the European Union as a result of the implementation of certain regional projects which entailed social expenses ('E'9.3 million), and educational ('E'10.2 million) expenses and expenses for restoration
('E'7.2 million).

          Non-Tax Revenues include revenues from public services, rents, interest income, concorsi (credits), rimborsi (reimbursements), recuperi (recoveries) and corrections. Public services include fees charged for services provided by the City (such as sport centers), as well as for the private use of public property (such as parking lots) and fines for traffic law violations and other offenses. Rents consist of payments made to the City for the lease of City-owned properties. Interest Income is the interest earned on overdue payments to the City. Concorsi, Rimborsi and Recuperi include value added tax
(VAT) credits payable to the City, social security grants for elderly people and reimbursements by the Central Government, Region of Campania and the Provincia di Napoli for the conduct of elections. Corrections will result from matching, with equal expenses, the notional rents for schools and other municipal buildings.

          In 2002, non-tax revenues decreased by 'E'41.3 million, or 18.13%, primarily as a result of (i) an increase in public services revenues due to an increase in fines for violations of rules of the road ('E'10.9 million), and
(ii) a substantial increase in other revenues mainly due to the Region of Campania contributions for public transportation services provided in past years ('E'41.8 million), and the payment of certain credits in connection with the liquidation of AMCL, Azienda Municipalizzata Centrale del Latte, Napoli
('E'0.5 million). See "--Special Entities".

Current Expenditures

          Current expenditures include personnel, goods and services, current transfers, interest expense, corrections and unallocated expenditures.

          The following table sets forth for the periods indicated the current expenditures of the City.

                              Current Expenditures

                                                      Year Ended December 31,(1)
                                      ---------------------------------------------------------
                                                                                         Budget
                                        1998      1999      2000      2001      2002    2003(2)
                                      -------   -------   -------   -------   -------   -------
                                                            ('E' millions)
Personnel expenses ................     394.7     407.5     388.8     402.6     421.2     406.6
Goods and services ................     343.7     352.5     398.1     493.7     485.4     558.0
Rents, leases and related costs ...       9.7       9.3       9.1       9.8      10.5      12.2
Current transfers .................     100.4     105.2      98.9      97.3     118.0      61.5
Interest expense ..................      96.2      67.8      56.5      53.5      51.5      50.0
Corrections .......................       0.0       0.0       0.0       0.0       0.0         0
Taxes .............................      36.9      34.4      30.6      28.6      32.0      32.8
Extraordinary expenses ............      96.2      43.4      54.2      81.7      31.2     112.6
Unallocated .......................       0.0       0.0       0.0       0.0       0.0       0.0
Others ............................        --        --        --        --        --        --
                                      -------   -------   -------   -------   -------   -------
   Total Current Expenditures .....   1,051.4   1,020.2   1,036.2   1,167.2   1,149.8   1,233.7
                                      =======   =======   =======   =======   =======   =======

----------
(1) Pursuant to the Legislative Decree of the Republic of Italy no. 194/96 of January 1, 1996, the accounting criteria employed to compile financial statements of regional and local governmental entities have changed, requiring monies transferred from the City to the Special Entities to be reclassified as payment for goods and services as opposed to current transfers.

(2)  Approved by the City of Council on April 14, 2003.

          Personnel expenses are salaries, social security expenses and expenses in connection with early retirement. Goods and services include amounts spent on goods and services provided by independent contractors, such as solid waste collection street cleaning, and Special Entities. Current transfers are transfers made by the Central Government and the Region of Campania and take the form of both ordinary transfers and equalization transfers. Interest expense is the interest paid on the City's long-term and short-term debt. Corrections are the accounting adjustments that reflect revenues relating to matters such as regional funding. Unallocated expenditures are expenses not included in individual divisional budgets.

          For the past years, the City has been pursuing a policy of containing the growth of personnel expenses while increasing the amount spent for the provision of services to the City's inhabitants. However, in 2002 personnel expenses decreased by 'E'14.6 million, or 4.62%, mainly due to renegotiated employment contracts, while the ratio of goods and services expenditures to personnel expenses has steadily grown from 87.08% in 1998 to 115.24% in 2002.

          The following table sets forth the current expenditures of the City attributable to its major activities for the periods indicated.

                     Current Expenditures by Major Activity

                                                                   Year Ended December 31,
                                                 ---------------------------------------------------------
                                                                                                    Budget
                   Activity                        1998      1999      2000      2001      2002    2003(4)
                   --------                      -------   -------   -------   -------   -------   -------
                                                                       ('E' millions)
Administration ...............................     307.6     322.7     303.9     375.6     435.9     670.8
Roads and Transportation .....................     202.0     179.1     171.7     183.5     138.5     151.1
Waterworks(1)(3) .............................       n/a       n/a       n/a       n/a       n/a       n/a
Sewage(3) ....................................       n/a       n/a       n/a       n/a       n/a       n/a
Waste Disposal(3) ............................       n/a       n/a       n/a       n/a       n/a       n/a
Education, Culture, Sport and Recreational
   Activities ................................     122.1     121.8      87.5      99.7     101.8     121.6
Public Security ..............................      69.9      55.7      77.4      77.3      71.7      80.8
Housing(3) ...................................       n/a       n/a       n/a       n/a       n/a       n/a
Housing and Environmental Management(3) ......     252.2     218.7     284.3     294.4     258.3     266.1
Social Services(2) ...........................      87.6     110.4     107.1     122.7     126.9      97.8
Services and Local Economic Promotion ........       9.1      11.3       8.1      12.0      14.6       8.4
Other ........................................       0.9       0.0      89.7       2.0       2.1       2.9
                                                 -------   -------   -------   -------   -------   -------
   Total .....................................   1,051.5   1,020.1   1,037.1   1,167.2   1,149.8   1,399.4
                                                 =======   =======   =======   =======   =======   =======

----------
(1) Operated by ARIN, a special entity, the numbers shown are net of fees for service.

(2) Primarily services for elderly and disabled persons as well as foster service.

(3) Starting from 1997 Waterworks, Sewage, Waste Disposal and Housing have been grouped into a single category: "Housing and Environmental Management".

(4)  Approved by the City Council on April 14, 2003.

          Current Expenditures in 1998 decreased by approximately 'E'31 million as a result of administration expenses resulting from the absence of the one-time payment in 1997 to the Statutory Receivers.

          Current Expenditures in 1999 were lower than in 1998, due to a decrease of the expenses related to public security, housing and environmental matters, transportation and maintenance of public roads offset in part by an increase of those attributable to human resources and social services.

          Current Expenditures in 2000 increased as compared to 1999, mainly due to a substantial increase in housing and environmental matters, public security, and other expenses, which was partially offset by a decrease in administration, road and transportation and social services.

          Current Expenditures in 2001 increased by 'E'130.1 million, or 12.5%, as compared to 2000, mainly due to a substantial increase in administration, roads and transportation and education, culture, sport and recreational activities.

          Current Expenditures in 2002 decreased by 'E'17.5 million, or 1.5%, as compared to 2001, mainly due to a decrease in roads and transportation activities.

Capital Revenues and Capital Expenditures

          Capital Revenues consist of asset sales, capital transfers and credit collections. Asset sales consist of the sale of City-owned assets. Capital Transfers include contributions from the Central Government, the Region, the European Union and other public entities. The City incurs Capital Expenditures for the development and improvement of facilities for housing, transportation, the renovation of public property for general use and other civic purposes.

          The following table sets forth the capital revenues of the City for the period indicated.

                                Capital Revenues

                                      Year Ended December 31,
                       -----------------------------------------------
                                                                Budget
                        1998    1999    2000    2001    2002   2003(1)
                       -----   -----   -----   -----   -----   -------
                                      ('E' millions)
Asset sales.........     2.5     1.9     9.7     0.1    12.0     17.5
Capital transfers...   396.1   269.4   253.9   114.2   383.8    411.1
                       -----   -----   -----   -----   -----    -----
   Total............   398.7   271.3   263.6   114.3   395.8    428.6
                       =====   =====   =====   =====   =====    =====

----------
(1)  Approved by the City Council on April 14, 2003.

          The decrease in capital revenues in 1999 was mostly due to reduced transfers from the Central Government and the Region. The decrease in 2000 was mainly due to a substantial decrease in transfers from the Central Government for works related to the City's subway system. The significant decrease in 2001 was attributable to a substantial decrease in capital transfers from the Central Government and the Region, due to a slowdown in the implementation of certain public projects, including roads and transportation projects (subway system), land development and environmental projects and maintenance works for municipal buildings. The increase in 2002 was attributable to the implementation of additional public projects.

          The following table sets forth the capital expenditures of the City attributable to its major activities for the periods indicated.

                              Capital Expenditures

                                                              Year Ended December 31,
                                                -----------------------------------------------
                                                                                         Budget
                                                 1998    1999    2000    2001    2002   2003(4)
                                                -----   -----   -----   -----   -----   -------
                                                                ('E' millions)
Administration                                  182.9    48.0   131.9    13.3    22.7    116.4
Roads and Transportation.....................   309.3   272.0   187.8    63.8   265.5    357.0
Waterworks(1)(3).............................     n/a     n/a     n/a     n/a     n/a      n/a
Sewage(3)....................................     n/a     n/a     n/a     n/a     n/a      n/a
Waste Disposal(3)............................     n/a     n/a     n/a     n/a     n/a      n/a
Education, Culture, Sport and Recreational
   Activities................................    16.2    15.5    39.6    21.5    10.5     49.2
Public Security..............................     0.0     0.4     0.0     1.2     1.5      0.3
Housing(3)...................................     n/a     n/a     n/a     n/a     n/a      n/a
Housing and Environmental Management(3)......   148.2    69.4   132.8   132.9    54.4    222.9
Social Services(2)...........................    19.4     6.1    12.9     0.9     1.6     10.6
Services and Local Economic Promotion........     2.3     7.4     7.8     2.2     3.5       13
Other........................................     5.1     0.3     0.5     0.0     0.0      0.0
                                                -----   -----   -----   -----   -----    -----
   Total.....................................   683.2   419.1   513.3   235.7   359.7    769.4
                                                =====   =====   =====   =====   =====    =====

----------
(1) Operated by ARIN, a special entity. The numbers shown are net of fees for service.

(2) Primarily services for elderly and disabled persons as well as foster service.

(3) Starting from 1997 Waterworks, Sewage, Waste Disposal and Housing have been grouped into a single category: "Housing and Environmental Management".

(4)  Approved by the City Council on April 14, 2003.

          Capital Expenditure in 2001 included both capital expenditures financed in part by the City and capital expenditures financed through transfers from the Central Government, the Region and the European Union. The amount financed by the City included funds accumulated from the budget surpluses in the previous years, borrowings and asset sales. In 2001, the significant decrease in Capital Expenditure was due to a slowdown in implementation of certain public projects, including roads and transportation projects (subway system), land development and environmental projects and maintenance works for municipal buildings.

          Capital Expenditure in 2002 included both capital expenditures financed in part by the City and capital expenditures financed through transfers from the Central Government, the Region and the EU. The increase in 2002 was attributable to the implementation of additional public projects.

Special Entities

          The City owns interests in several special entities currently organized as aziende speciali. The business areas in which these entities operate are urban and suburban transportation, water supply and airport management. During the past, these entities have incurred substantial losses largely as a result of inefficient management.

          In 1995, the City transformed the status of these entities from aziende municipalizzate into aziende speciali, except CTP (Consorzio Trasporti Pubblici S.p.A.), which remains a consortium. As aziende municipalizzate these entities had no separate legal status and required the approval of the City Council for every decision. As aziende speciali such entities have a separate legal status from the municipality and have managerial independence. The directors of aziende speciali are appointed by the mayor of the City and the City Council approves the budget and the financial statements of the entities and the acquisition of interests in other companies by such entities. Prior to 1996, special entities' losses have been covered by transfers from the City. Since 1996, monies transferred to the

Special Entities have been reclassified as current expenditures for goods and services as opposed to current transfers, except for CTP, which is a consortium and continues to receive funds in the form of transfers.

          The primary reason Naples went into dissesto was that employees of the City and the special entities made expenditures that were not appropriated in the budget. Legislation enacted in 1996 provides that unappropriated expenses are not deemed to be expenditures of the municipality and that a creditor only has recourse against the employee, as an individual, who agreed to such unauthorized expenditure.

          The following table sets forth the revenue and net income (loss) for each special entity for the last five fiscal years at December 31.

                                             Year Ended December 31,
                                   ----------------------------------------
                                    1998    1999    2000       2001    2002
                                   -----   -----   -----      -----   -----
                                                ('E' millions)
ANM
   Revenue......................    96.0   101.8   113.0      101.3    94.4
   Net Income (loss)(1).........       0    (6.8)    4.2      (12.1)  (14.3)
CTP
   Revenue......................     8.7     9.2     9.8        8.1    10.2
   Net Loss.....................   (45.7)  (43.9)  (42.7)     (30.0)  (37.0)
   Transfers from the City(2)...    19.1    22.0    21.4       14.8    18.5
ARIN
   Revenue......................    89.9    91.5    93.6       95.3    98.1
   Net Income (loss)............       0   (14.5)  (48.4)(4)   (6.4)   (5.3)
AMCL(3)
   Revenue......................     2.4     2.9      --         --      --
   Net Income...................       0   3,043      --         --      --

----------
(1) Includes a reimbursement of 'E'111 million received by ANM relating to the overpayment of social security benefits (INPS) that is to be paid over a ten year period until 2002.

(2) Includes both transfers to cover losses in prior years and interest on loans contracted in prior years. As of 1996 such transfers are contributed as ordinary transfers, paid in a lump sum at the beginning of each year.

(3)  The entity ceased to operate on January 1, 1995 and was liquidated in 2000.

(4) These losses relate to extra-ordinary events, as a result, the City of Naples covered only part of the losses for an amount equal to 'E'1,5 million. The remaining portion of the loss has been covered through a re-evaluation of certain fixed assets (such as distribution grid, and equipment).

          The principal special entity is ANM, Azienda Napoletana Mobilita S.p.A., (formerly ATAN, Azienda Tranvie Autofilovie, Napoli). The entity is 100% owned by the City. In June 1995, it changed its form into an azienda speciale and finally in March 2001, it became a joint stock company (societa per azioni). ANM is primarily responsible for the operation of the City's bus and tramway fleet. In 2002, its fleet comprised approximately 1,036 vehicles, of which approximately 767 were functional. During 2002, ANM operated 151 autobus routes and 4 trolleys/tramways routes which covered approximately 500 kilometers of urban and suburban routes and transported an average of 250 million passengers. ANM is also responsible for the operation of three funiculars. Since 1998, ANM has maintained and operated line number 1 of the Naples subway as well as several parking lots and an electric car hiring service.

          In 2001, Metronapoli S.p.A, a joint stock company (societa per azioni) was formed to manage and expand the subway network of the City.

          In 2000, revenues of ANM increased by 'E'11.2 million as a result of an increase in the sale of tickets. In 2001, ANM incurred a net loss of 'E'12.1 million as compared to a net income of 'E'4.2 million in 2000. The loss incurred in 2001 was mainly due to an increase of 'E'10.4 million, or 53%, in costs for services, due to an increase in insurance costs and incurrence of costs relating to the investment in Metronapoli. In 2001, revenues decreased by 'E'11.7 million mainly as a result of a decrease in payments for services transferred from the City, due to the City's challenge of certain billing items. In 2002, ANM incurred a loss of 'E'14.3 million, mainly as a result of a decrease in payments for services transferred from the City and an increase in costs for services.

          Payments by the City to ANM from 1998 to 2001 have been, respectively, 'E'66 million, 'E'86 million, 'E'65.3 million and 'E'65.4 million.
In 2000, ANM and the City entered into a vendor-supplier relationship pursuant to which ANM bills the City for its services. In 2002, payments by the City to ANM amounted to 'E'61.8 million.

          The primary source of revenue remains payments for services transferred from the City. ANM also collects revenues directly from riders' payment of fares. ANM believes that significant fare evasion occurs and is seeking to reduce such evasion. An important step to control such evasion was made by the introduction of a special ticket, Napolipass, which can be used on both buses and subways, which is printed on paper that is difficult to counterfeit. Another measure includes the empowerment of bus controllers as public officials and therefore enabling them to request the identity of transgressors. ANM's losses are required to be covered by capital transfers from the City. While these transfers were previously effected on an annual basis, since 1994 transfers by the City occur on a monthly basis. In addition, such transfers are now paid by the City as consideration for services provided by ANM, in the amounts and pursuant to the terms and conditions provided for by the related service agreement entered into between the City and ANM.

          CTP, Consorzio Trasporti Pubblici S.p.A. (formerly ACTP, Azienda Consortile Trasporti Pubblici di Napoli), operates transport between the City and the suburbs of Naples. The City owns 50% of CTP (the other 50% is owned by the Provincia di Napoli). CTP was transformed in 1995 into an azienda speciale. Subsequently, in March 2001, it was transformed into a joint stock company (societa per azioni). In 2002, CTP incurred a net loss of 'E'36.9 million, as compared to a net loss of 'E'30 million in 2001 and a net loss of 'E'42.7 million in 2000. Losses are funded annually in proportion to the share ownership. Annual losses reflect the ongoing need for subsidies to cover expenses not covered by other transfers or reserves. At December 31, 2002, the entity employed approximately 2,031 persons. In 2002, its fleet was comprised of approximately 500 buses, which covered approximately 2,300 kilometers and transported approximately 25 million passengers per year.

          ARIN, Azienda Risorse Idriche di Napoli S.p.A. (formerly AMAN, Azienda Municipalizzata Acquedotto di Napoli), supplies water to the City and to 26 municipalities surrounding the City. In 2002, ARIN supplied approximately 570,000 cubic meters of water to more than 2 million inhabitants. ARIN owns a water distribution system consisting of approximately 2,360 kilometers of pipes. ARIN purchases its water from the Acquedotto del Serino, Gestione Regionale and the Acquedotto di Integrazione e Riserva. The entity is 100% owned by the City. In 2002, it was split into two new companies as a result of the spin-off of Special ARIN, which operates as an azienda speciale. All liabilities relating to the original ARIN, including the 2000 liabilities, were transferred to Special ARIN which managed all pending payments up to the year 2000. ARIN, however, may still be held liable if Special ARIN defaults on any payment due. ARIN had approximately 600 employees in 2002. Future plans include the implementation of a national law regarding the restructuring of the national water works, which is expected to result in ARIN serving a larger community and managing its clients' sewage and water purification systems. In addition, the City is considering a plan turning ARIN into a "utility company" supplying both water and gas services.

          In 1999, the City made a capital contribution of 'E'36 million to ARIN. In 2000, since most of the losses derived from extraordinary activities not part of the ordinary course of business, the City provided a capital contribution of only 'E'1.6 million. In 2002, the City did not make any capital contribution to ARIN.

          In 2001, ARIN recorded a net loss of 'E'64 million while in 2000
ARIN had a net loss equal to approximately 'E'48.4 million. The decrease in losses was due to the execution of a spin-off transaction, whereby all existing liabilities were transformed from the existing company ARIN to the spun-off company Special ARIN. In 2002, ARIN's recorded a net loss of 'E'5.3 million while in 2001 ARIN had a net loss equal to approximately 'E'6.4 million.

                                DEBT OF THE CITY

          Debt of the City principally consists of loans borrowed in the domestic market from the Cassa Depositi e Prestiti (approximately 'E'479.0 million at December 31, 2002) and from Italian banking institutions ("Internal Funded Debt") (approximately 'E'219.2 million) and the Notes, of which 'E'61.9 million remained outstanding as of December 31, 2002. The Cassa
Depositi e Prestiti is an entity managed and funded by the Central Government and lends exclusively to local authorities. From 1993 to 1995, the City did not borrow due to restrictions on municipalities in dissesto. The City regularly includes borrowings in its budgets provisions to permit short term borrowings. The Central Government contributes to the debt service of the City. For loans contracted prior to 1980, the Central Government is responsible for 100% of debt service. For subsequent years, the amount of contribution depends on the use of proceeds.

          The following table sets forth the debt of the City outstanding for the periods indicated:

                                               Year Ended December 31,
                                      -------------------------------------
                                       1998    1999    2000    2001    2002
                                      -----   -----   -----   -----   -----
                                                ('E' millions)
Fixed Rate Debt....................   822.0   797.6   782.6   758.1   752.5
Floating Rate Debt.................     0.9     0.0     8.5     8.1     7.7
                                      -----   -----   -----   -----   -----
Total Debt Outstanding.............   823.0   797.6   791.1   766.2   760.2
                                      =====   =====   =====   =====   =====
Debt for which service is paid with
   Central Government transfers....    73.3    66.3    47.8    41.6    80.5

----------
(1) Does not include a 'E'162 million loan to be repaid in full by the State.

          The following table sets forth the changes in the debt of the City for the periods indicated:

                                                Year Ended December 31,
                                       ---------------------------------------
                                        1998     1999     2000    2001    2002
                                       ------   ------   -----   -----   -----
                                                  ('E' millions)
Outstanding at Beginning of Year...     932.5    822.9   797.6   791.1   766.2
New Borrowings.....................       3.1     82.1    66.3    49.6    67.4
Debt Repayments....................    (112.6)  (107.4)  (72.8)  (74.5)  (73.4)
                                       ------   ------   -----   -----   -----
   Outstanding at End of Year......     822.9    797.6   791.1   766.2   760.2
                                       ======   ======   =====   =====   =====

          The following table sets forth the maturity and debt service schedules of the City's debt outstanding on December 31, 2002.

                                 Maturity of Debt and Debt Service
-----------------------------------------------------------------------------------------------
                  Principal   Interest Due(1)     Debt      Transfers from     Net Debt Service
                  ---------   ---------------   -------   Central Government   ----------------
                                                          ------------------
Maturing during      Due                        Service
   the Year       ---------                     -------
---------------
                                                ('E' thousands)
                  -----------------------------------------------------------------------------
      2002          73,437         48,775       122,212          41,576             80,636
      2003          78,160         47,232       125,392          41,085             84,307
      2004          81,067         46,302       127,369          39,020             88,349
      2005          77,131         45,816       122,947          36,952             85,995
      2006          81,077         40,709       121,786          26,949             94,837
      2007          66,084         35,665       101,749          25,446             76,303

      2008          60,376         31,529        91,905          18,805             73,100
      2009          56,980         27,758        84,738          14,583             70,155
      2010          56,849         24,153        81,002          12,879             68,123
      2011          53,347         20,610        73,957           6,330             67,627
      2012          49,063         17,339        66,402           6,330             60,072
      2013          37,732         14,647        52,379           5,678             46,701
      2014          33,385         12,993        46,378           5,678             40,700
      2015          32,409         11,291        43,700           5,678             38,022
      2016          27,404          9,702        37,106               0             37,106
      2017          28,824          8,281        37,105               0             37,105
      2018          28,669          6,786        35,455               0             35,455
      2019          28,437          5,367        33,804               0             33,804
      2020          25,128          3,986        29,114               0             29,114
      2021          22,121          2,768        24,889               0             24,889
      2022          19,147          1,727        20,874               0             20,874
      2023          14,519            869        15,388               0             15,388
      2024           7,664            274         7,938               0              7,938

(1)  The interest due on floating rate debt was calculated at 12.75% per annum.

Short-term Debt

          As of December 31, 2002, the City had no outstanding principal amount of short-term debt. Short-term borrowings of the City are limited to 25% of budgeted current revenues by law.

          The City did not borrow on a short-term basis in the period from 1985 to 1994. During this period, the City utilized unused funds appropriated for other specific purposes to cover temporary current expenditure or cash flow needs. Cities in dissesto are no longer permitted to use appropriated funds for other purposes. In 1995, the City borrowed 'E'29 million from its Municipal Treasurer for a period of 2 days to meet a time lag. No further short-term debt was incurred by the City since 1996, with the exception of a 'E'162 million loan entered into in 1997.

Debt Record

          Since 1946, the date of the establishment of the Republic of Italy, the City has never failed to pay when due the full amount of principal of, and interest and premium on, and amortization or sinking fund requirements with respect to, its outstanding public debt. Although the City entered into dissesto in 1993, payments on financial indebtedness were not affected. See "Financial Information of the City--Summary" and "Financial Information of the City--Dissesto Finanziario."

                              THE REPUBLIC OF ITALY

          The Notes are not the obligations of, or guaranteed by, the Republic of Italy.

          The discussion set forth below is primarily based on the Annual Report of the Bank of Italy (2004), the Annual Report of the Ministry of the Economy and Finance (2002), the Italian Government's 2001-2004 Economic Program Document ("Documento di Programmazione Economica"), the 2003-2006 Stability and Growth Program of the Italian Government, and on data provided by ISTAT (Istituto Nazionale di Statistica), the Italian statistical service.

Central Government Administration

          The Executive Branch. The head of state is the President, who is elected for a seven-year term by an electoral college that includes members of Parliament and 58 regional delegates. The current President, Carlo Azeglio Ciampi, was elected in May 1999. The President has the power to appoint the Prime Minister (who is the effective head of the Central Government) and to dissolve Parliament. Silvio Berlusconi has served as Prime Minister since June 11, 2001. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and referenda and to command the armed forces. The Council of Ministers is appointed by the President on the Prime Minister's advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

          The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in the ordinary and administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hears claims against the state and local authorities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the state budget of Italy. The Constitutional Court (Corte Costituzionale) does not exercise general judicial powers, but adjudicates conflicts among the other branches of the Central Government and determines the constitutionality of statutes.

          The Legislative Branch. The Parliament constitutes the legislative branch of the Central Government. It consists of a Chamber of Deputies and a Senate with 630 and 315 elected members, respectively. The Chamber of Deputies and the Senate equally share and have substantially the same power. Any statute must be approved by both assemblies before being enacted. Members of Parliament are elected for five years by direct universal adult suffrage. The electoral reform legislation adopted by Parliament in August 1993 provides that 75% of the members of both houses of Parliament be elected through a "first past the post" system or single-member districts in which the candidate receiving the largest number of votes wins. The remaining 25% are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive at least 4% of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have significantly reduced the number of parliamentary seats held by parties that receive a relatively small share of the popular vote.

          Since the electoral reforms, Italy has held three general elections, the latest on May 13, 2001. The following tables show the results of the last election:

                        General Election of May 13, 2001

                 House of Deputies                                                 Senate
--------------------------------------------------           -------------------------------------------------
                  Political Party                    Seats                   Political Party                     Seats
--------------------------------------------------   -----   -------------------------------------------------   -----
Center-Right Coalition (Casa delle Liberta) ......    368    Center-Right Coalition (Casa delle Liberta) .....    177
Center-Left Coalition (L'Ulivo)...................    242    Center-Left Coalition (L'Ulivo)..................    125
Communist Refoundation (Rifondazione Comunista)...     11    Italian Values (Italia dei Valori)...............      1
Sudtiroler Volkspartei - Olive (SVP-Ulivo)........      8    European Democrats (Democrazia Europea)..........      2
Others (Altri)....................................      1    Sudtiroler Volkspartei - Olive (SVP - L'Ulivo)...      3
                                                             Communist Refoundation (Rifondazione Comunista)..      3
                                                             Sudtiroler Volkspartei (SVP).....................      2
                                                             Individual Candidates (Candidati Individuali)....      1
                                                             Autonomist List (Lista Autonoma).................      1
                                                      ---                                                         ---
Total.............................................    630    Total............................................    315
                                                      ===                                                         ===

          The last general elections held on May 13, 2001, resulted in a victory of the Centre-Right Coalition, which includes Go Italy (Forza Italia), the National Alliance (Alleanza Nazionale), the Northern League (Lega Nord), the Christian Democratic Center (Centro Cristiano Democratico) and the Christian Democratic Union (Cristiani Democratici Uniti). A new government, led by Silvio Berlusconi, was formed on June 11, 2001, and won the vote of confidence in Parliament on June 20, 2001. The Center-Right Coalition obtained an unprecedented majority of both the House of Deputies and the Senate.

Economy

          The economy of the Republic of Italy, as measured by gross domestic product ("GDP"), was the sixth largest in the developed world at the end of 2002, after the United States, Japan, Germany, France and the United Kingdom (Source: OECD). Italy is a founding member of the European Union, and its economy is closely linked with those of the other EU members.

          As a result of persistent budget deficits financed by borrowing, Italy's public debt reached 124.8% of GDP in 1995. In 1995, the Government achieved its long standing objective of stabilizing the debt-to-GDP ratio. Italy's public debt as a percentage of GDP further decreased in subsequent years reaching an estimated 109.9% of GDP at the end of 2001, and 106.7% at the end of 2002 although it remains above the debt ceiling of 60% required under the Maastricht Treaty. Public debt is estimated to have decreased by 2.8% in 2002 (Source: ISTAT).

          Beginning in 1989, GDP growth began to slow in Italy as well as in other countries of the EU, reaching 0.6% in 1992. The downturn in Italy turned into a recession in the third quarter of 1992, which lasted until the end of the third quarter of 1993. During the 1994-95 period, Italy experienced an average annual real GDP growth rate of 2.9%, reflecting Italy's recovery from the recession. Economic growth began to slow in the last quarter of 1995, and Italy's real GDP growth rate in 1996 was 1.1%. In 1997, after a first quarter of negative growth, the Italian economy began to recover, primarily as a result of stronger domestic consumption, and real GDP grew by 2% for the year. In 1998, the real GDP growth rate slowed to 1.8% and, in 1999, the real GDP growth rate increased to 1.7%. In 2000, the real GDP growth rate increased to 3.1%, the highest rate since 1995, as compared to an average annual increase of 3.4% in the member countries of the European Union. The growth in 2000 was primarily attributable to increased domestic demand and expenditures, coupled with higher exports. In 2001, real GDP grew by 1.8% due primarily to the decrease in the world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a rise in petrol prices and a slowdown in domestic private sector consumption and investments. In 2001, Italy's GDP growth rate was higher, for the first time since 1995, than the GDP growth of the European Economic Area as a whole. In 2002, the real GDP growth rate decreased to 0.4%, the slowest growth rate registered by Italy since 1993. The decrease in real GDP growth in 2001 and 2002 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in net exports.

          The following tables set forth nominal and real GDP and expenditures for Italy for the periods indicated:

                                   GDP Summary

                                                             Year Ended December 31,
                                           ---------------------------------------------------------
                                              1998        1999        2000        2001        2002
                                           ---------   ---------   ---------   ---------   ---------
Nominal GDP(1)..........................   1,073,019   1,107,994   1,166,548   1,218,535   1,260,428
Real GDP(1)(2)..........................     969,130     985,253   1,015,077   1,032,985   1,036,701
% Change (real).........................         1.8%        1.6%        3.1%        1.8%        0.4%
Population (thousands)..................      57,040      57,078      57,189      57,348      57,474
Nominal per capita GDP(2)(3)............      18,625      19,209      20,167      21,406      21,953
Real per capita GDP(3)..................      16,821      17,081      17,568      18,152      18,115

----------
(1)  'E' millions

(2)  Constant Euro, with purchasing power equal to the average for 1995.

(3)  Euro

Source: Annual Report of the Bank of Italy (May 2004) and ISTAT (2004).

                              GDP and Expenditures

                                                             Year Ended December 31,
                                            ---------------------------------------------------------
                                               1998        1999        2000        2001        2002
                                            ---------   ---------   ---------   ---------   ---------
                                                              ('E' millions)
Real GDP.................................     969,130     985,253   1,015,077   1,032,985   1,036,701

Imports of goods and services............     253,285     267,349     286,418     287,798     287,164
                                            ---------   ---------   ---------   ---------   ---------
Total supply of goods and services.......   1,222,415   1,252,602   1,301,495   1,320,783   1,323,864
Less: Exports of goods and services......     276,325     276,584     303,311     308,131     297,733
                                            ---------   ---------   ---------   ---------   ---------
Total goods and services available for        946,090     976,018     998,184   1,012,652   1,026,131
   domestic expenditure..................
Private sector consumption...............     580,294     595,251     611,570     616,427     619,232
Public sector consumption................     171,730     174,188     177,227     184,011     187,468
                                            ---------   ---------   ---------   ---------   ---------
Total consumption........................     752,024     769,439     788,797     800,438     806,700
Gross fixed investment...................     186,229     195,623     209,217     213,121     215,622
Changes in inventories...................       7,837      10,958       (171)       (906)       3,810
                                            ---------   ---------   ---------   ---------   ---------
Total domestic expenditure...............     946,090     976,020     996,300   1,012,653   1,018,512

----------
Source: Annual Report of the Bank of Italy (May 2004)

          In 1998, domestic consumption of goods and services increased by 2.4%, fuelled mostly by motor vehicle purchases (which benefitted from government incentives to surrender old vehicles for subsidies for the purchase of new vehicles), household consumption and stockbuilding by firms.

          In 1999, domestic consumption of goods and services grew by 2.0% due to the weakening of consumer spending power and an atmosphere of uncertainty regarding the Italian economic situation.

          In 2000, domestic consumption of goods and services registered a growth of 2.8% as a result of an increase in the purchases of durable goods (particularly motor vehicles, telecommunication and recreational products, furniture and electric appliances) and services (primarily communication services, hotels and recreational services, insurance and other financial services).

          Domestic consumption of goods and services grew by 0.8% in 2001 and 0.5% in 2002. The slowdown in the growth of private sector consumption in Italy reflected primarily a decrease in demand for durable and non-durable goods and a slowdown in the growth of demand for services, due principally to the low growth in disposable income, reflecting stagnating wages and salaries and low income from capital, and to uncertainties regarding the worldwide economic slowdown.

          Gross fixed investment grew by 4.0% in 1998, 5.0% in 1999, 6.9% in 2000, 1.9% in 2001 and 1.2% in 2002. The significant growth in 2000 was mainly attributable to increased investments in construction, motor vehicles and intangibles. The slowdown in investment in 2002 was mainly attributable to the decrease in domestic and worldwide demand.

          Total domestic expenditure, encompassing consumption, investment and changes in inventories, grew only marginally in 1996, by 0.8%, reflecting the slowdown in economic activity that began in late 1995 and continued throughout 1996. In 1997, consumer spending was especially robust in the first half of the year but subsequently lost momentum, eventually registering a rate of growth of 2.7%.

          In 1998 and 1999, total domestic expenditure increased by 3.0% and 2.8%, respectively, while in 2000 and 2001, it increased by 2.4% and 1.6%, respectively. In 2002, total domestic expenditure increased by 0.7%.

          In 2002, the following sectors of the economy contributed the indicated percentage of GDP: agriculture, fishing and forestry (3.1%), industry and manufacturing (23.8%), construction (5%) and services (68.1%) (including commerce, hotels, public works, transport and communications, financial services, rent and other miscellaneous services). (Source: ISTAT).

Principal Sectors of the Economy

          Services

          In 2002, services represented 65.7% of GDP and employed 65.9% of the economically active population (Source: ISTAT). Among the most important service sectors are: commerce, hotels and public works; transports and communications; financial services and public administration.

          Transport. Italy's transport sector has been relatively fast-growing largely as a result of trade integration with European markets. Roads are the dominant mode of transportation in Italy and include, among others, local roads that are managed and maintained by regions and local authorities, roads outside the local areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that are in part managed and maintained by Concessioni e Costruzioni Autostrade S.p.A., Italy's largest motorway company. Autostrade manages 3,408.1 kilometers of the 6,487.3 kilometer system of motorways under a twenty-year concession granted by ANAS. Toll motorways represent 86.2% of the total motorway network.

          Italy's railway system is small in relation to its population and land area, and has historically suffered from overstaffing, high pay and inadequate infrastructure. Approximately 30% of the network carries 80% of the traffic, resulting in congestion and under-utilization of large parts of the network. In 2002, there were approximately 22,200 kilometres of railroad track, a large majority of which were controlled by state-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2002, Italian railways carried approximately 23 billion tons-km of freight and recorded 47.1 billion passenger-km. The Italian State Railway Company (Ferrovie dello Stato S.p.A., or "FS") recorded a consolidated profit of 'E'77 million in 2002, compared to a profit of 'E'29 million in 2001, and a loss of 'E'683 million in 2000.

          In response to EU directives and intervention by the Italian Antitrust Authority, the Government issued a directive for the reorganization of the state railways in March 1999. In January 2000, the infrastructure components business, Rete Ferroviaria Italiana S.p.A., and the transportation services business FS, were legally separated and railway transportation liberalized. A protocol agreement was signed in November 1999 by the Italian Ministry of the Economy and Finance (as shareholder), FS and the unions providing for the return to a balanced financial account by 2003 and 2005 for the service division and the infrastructure division, respectively. One of the most important objectives under the protocol is the shift towards a new fare system. The gradual review of the current under-priced passenger fare system by the Inter-Ministerial Committee for Prices, which started in January 1999, will cause upward revisions of long distance fares, while short distance fares will remain stable, subject to the achievement of certain quality index criteria, while also reducing Government subsidies. The protocol also provides for a new wage and labor contract according to which wages would start to be aligned to productivity gains and employment conditions made more flexible. The transport activity has been divided into three separate business units (freight and inter-city businesses, which the Government plans to privatize, and local transport and infrastructure, which will continue to be government-operated). The Government's objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of June 2002, 27 licenses had been granted to international operators. Projects for new high-speed train systems (Treno ad alta velocita) linking the principal urban centers of Italy with one another and with neighboring European countries as well as other infrastructure projects designed to upgrade the railway network, are under way.

          In 2002, La Spezia and Genoa were ranked among the fifteen largest European Mediterranean ports for container shipping. In an effort to make Italian ports more competitive, regulations have been liberalized and an early retirement scheme adopted. In 1996, six Italian ports ranked among the thirty largest ports in the European Union in terms of volume of freight traffic. In the late 1990s, IRI S.p.A. ("IRI") completed the privatization of its international maritime companies. Tissenia, a state-owned company, operates ferry operations and regional maritime activities.

          Alitalia, Italy's national airline, was partially privatized in 1998 and re-capitalized in 2002. In 2002, 37.6% of Alitalia's share capital is owned by the public and by employees and 53% is owned by the Ministry of Economy and Finance. In 2002, it registered a consolidated net profit of approximately 'E'93 million compared to losses of 'E'907 million in 2001. Alitalia has commercial alliances with Air France, the French national carrier, Delta Airlines, Aeromexico, Korean Air and CSA Czech Airlines.

          Passenger air traffic in Italy is concentrated, with 57.1% of all air traffic in 2002 attributable to Ciampino and Fiumicino airports in Rome, and Linate and Malpensa airports in Milan. A Government decree had intended to shift all of Milan's international traffic from Linate airport to Malpensa airport in October 1998. In January 2001, however, as a result of opposition from the European Union Commission based on the anti-competitive effects of the decree, the Italian Government issued a revised decree that shifted only part of Milan's international traffic to Malpensa airport and permitted European carriers to operate "point to point" connections between Linate airport and other airports of the European Union, subject to certain limits.

          Communications. In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with European Union directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorita per le Garanzie nelle Comunicazioni, "AGCOM"), established in January 1998, is responsible for issuing licenses to fixed and mobile telephony operators, which are valid for 15 years and are renewable, and has the power to regulate tariffs and impose fines and other sanctions.

          Italy's telecommunications market is one of the largest and fastest-growing markets in Europe, utilizing an aggregate of approximately 28.6 million fixed lines in 2002. The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997 and later acquired by Olivetti in 1999, remains the largest operator, but is facing increasing competition from new operators. In 1998, the Government granted three national fixed telephony licenses to Wind (a joint venture between Enel and France Telecom), Infostrada and Albacom (a consortium controlled by British Telecom, Banca Nazionale del Lavoro, Mediaset and ENI). As of December 31, 2001, licenses for national and local telephone services had been granted to several telecommunications operators, including Tele2, Tiscali, Colt, Interroute, Planetwork and Metroweb. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized. In 2001, Infostrada merged into Wind.

          In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile ("TIM") was spun-off from Telecom Italia and publicly listed. The Government also granted mobile licenses to Omnitel (controlled by the Vodafone Group) and Wind. As of December 31, 2001, the Italian mobile telephony market comprised approximately 53.1 million lines compared to 51 million at December 31, 2001.

          In 1998, the European Parliament authorized European Union member countries to grant a limited number of Universal Mobile Telecommunications System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies will provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was carried out by an auction among pre-qualified applicants. As of December 2002, six UMTS licences have been granted to the following companies: Vodafone-Omnitel, Ipse 2000 (controlled by Telefonica, Sonera and Atlanet, which has suspended its activities), Wind, H3G (controlled by Hutchison Whampoa and Tiscali), TIM and Blu (which has ceased to exist and whose assets were broken up and sold). Each licence lasts for 15 years. (Source: Ministry of Communications data processed by the Italian Telecommunication Authority)

          Internet penetration rates in Italy have grown substantially in recent years. In 2002, the number of people with internet access was 25.3 million as compared to 23 million in 2001, an increase of 2.3% from 2001. The market for internet services is dominated by three providers (Tin.it, Wind/Infostrada and Tiscali), which together had approximately 26 million subscribers at December 31, 2001.

          Financial Services. Historically, a significant portion of Italy's domestic investment has been allocated to public debt. However, the percentage of domestic investment allocated to holdings of foreign assets, investment fund units and shares, increased from 18.5% in 1995 to 36% in 2001, while the percentage allocated to bonds decreased from 30.6% in 1995 to 21.2% in 2001. The large shift of household assets into managed products generated substantial fee income for financial institutions. In 2002, due to the weakness of the equity markets in Italy and abroad, investment in holding of foreign assets, investment fund units and shares decreased to approximately 34% of domestic investment, while the percentage allocated to bonds increased to approximately 20.8%.

          Share prices rose in Italy in 1999 and 2000, fuelled by restructuring in the banking industry, privatization and reform of corporate taxation, and decreased in 2001 and 2002. The Italian stock exchange recorded a 23.7% average decrease in share prices in 2002, compared to decreases of 24.8% in the United Kingdom, 33.7% in France and 43.9% in Germany. Italian household indebtedness as a percentage of GDP grew from 21% in 1995 to 31% in 2001. However, it remains lower than in other comparable countries in the EU such as Germany, France and the United Kingdom, which registered household indebtedness as a percentage of GDP of 73%, 46% and 84%, respectively, in 2001. Bank lending to Italian residents has increased since 1997 accommodating the economic expansion. However, the rate of growth in bank lending decreased from 7.2% in 2001 to 6.3% in 2002.

          Tourism. Tourism is an important sector of the Italian economy. In 2002, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately 'E'10.4 billion, representing a 16.3% decrease over the corresponding period in 2001.

          Manufacturing

          In 2002, manufacturing represented 22.5% of GDP and employed 21% of the economically active population (source: ISTAT). In 2002, manufacturing output decreased by 1% compared to a 0.8% growth registered in 2001.

          Non-energy production. Italy's principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

          The number of large private companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Fininvest (media and publishing), Ferrero (food) and Benetton (clothing). However, much of Italy's industrial output is produced by small and medium-sized firms, which also have accounted for much of the economic growth over the past 20 years. They are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators and export a significant share of their production. These companies have significant market shares in their respective product markets in Europe.

          Traditionally, investments in research and development (R&D) activities have been very limited in Italy. Italy's trade specialization in products characterized by low R&D was accentuated in recent years, despite the fact that the country was already a strong exporter of these goods at the beginning of the 1990s. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry's persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy decreased from 1.23% of GDP in 1991 to 1.07% in 2000. This compares to total R&D spending as a percentage of GDP in 1999 of 2.49% in Germany, 2.18% in France, 1.88% in the EU, 2.72% in the United States and 2.98% in Japan.

          Energy production. In 2002, oil represented 48.7% of Italy's primary energy consumption, with natural gas accounting for 31.1%, renewable energy resources accounting for 6.7%, solid combustibles accounting for 7.6% and purchased electricity for 5.9%. Italy depends on imported oil and other fossil fuels for a significant portion of its energy needs. Overall, Italy imported approximately 94.7% of its energy requirements and 89.6% of its natural gas requirements in 2002. The only other significant imported energy source is coal. A referendum rejected the use of nuclear power in Italy in 1987.

          The domestic energy industry consists primarily of ENI and ENEL. ENI, which is 30.3% owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. ENEL, 61% owned by the Government, is the largest electricity company in Italy and is engaged principally in the generation, importation, transmission and distribution of electricity. Domestic capacity is insufficient to meet current demand, and Italy imports a portion of its electricity requirements.

          The Electricity and Gas Authority (Autorita per l'Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament. It has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments, as well as the power to issue fines and other sanctions.

          While several companies operate in the gas distribution market, during 2002 natural gas sales by ENI accounted for about 75.1% of domestic consumption. A Government Decree issued in May 2000, in line with European Directives, provided for a partial liberalization of the natural gas market. Pursuant to that decree, no single operator could have after January 1, 2003 a 50% or higher market share of the Italian natural gas market and no single operator would be allowed to control more than 75% of gas imports, with a further yearly reduction of 2 percentage points until 2010. Following the determination of gas distribution tariffs by the Authority, ENI has sold a 40.2% stake in the share capital of its distribution subsidiary (SNAM Rete Gas) through an initial public offering in December 2001.

          A Government decree, known as Bersani Decree, issued in March 1999 in line with European Directives, provided for the partial liberalization of the generation, importation, purchase and sale of electricity. Pursuant to the Bersani Decree:

               o the electricity supply market has been restructured to increase competition with the intention that 40% of the electricity supply market be open to new suppliers by 2002;

               o a maximum market share level has been set that limits individual producers to 50% of Italian electricity generation and imports after January 1, 2003

               o a separate state-owned entity controlled by the Treasury referred to as the Gestore della Rete, or System Operator, was created in April 2000 and has taken over from ENEL responsibility for electricity dispatching and national transmission network grid management;

               o competition in the generation market will increase through the creation of a pool market (Borsa dell'Energia Elettrica) for purchases of electricity from producers through competitive bidding processes, expected to become operational at the beginning of 2003;

               o an entity wholly owned by the System Operator referred to as the "Single Buyer" has been created and will be responsible for all electricity purchases on behalf of small consumers thereby ensuring their access to lowest competitive price;

               o only one license for the distribution of electricity is to be granted in each municipality, with multiple companies now serving any municipality therefore having to consolidate.

          In accordance with the Bersani Decree, during 2000 ENEL established three new generating companies (Eurogen, Elettrogen and Interpower or, collectively, Gencos) representing approximately 25% of ENEL's generation capacity. In September 2001, a consortium led by Endesa, a Spanish utility, acquired Elettrogen, the second largest Genco, with a total generation capacity of 5,400MW. In May 2002, Edipower S.p.A., a consortium led by Edison S.p.A acquired Eurogen, the largest Genco, with a total generation capacity of 7,000 MW. In November 2002, a consortium comprising Acea S.p.A., Electrobel S.p.A. and Energia Italiana acquired Interpower, the third Genco, with a total generation capacity of 2,611 MW.

          Effective January 1, 2000, a new tariff regime significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity.

          Construction

          In 2002, construction represented 4.9% of GDP and employed 6.9% of the economically active population. Construction activity increased by 0.5% in 2002, compared to 4.1% in 2001. Gross fixed investment in construction, which includes investment for building renovation and by the public administration, increased by 0.3% in 2002, compared to 3.2% in 2001 and 5.9% in 2000.

          Agriculture, Forestry and Fisheries

          Agriculture, forestry and fisheries accounted for 2.6% of GDP in 2002, and employed 5.5% of the economically active population. The agricultural share of Italian GDP has declined steadily with the growth of industrial output since the 1960s. Italy's average farm size remains less than half of EU average. Italy is a net importer of all categories of food, except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the North and in the Southeast plains, olives are grown principally in Central and Southern Italy, and grapes are grown throughout the country.

Other Characteristics of the Italian Economy

          Role of the Central Government in the Economy. Government-owned enterprises play a significant though decreasing role in the Italian economy. The state participates in the energy, banking, insurance, shipping, transportation and communications industries, among others, through its ownership of IRI (under voluntary liquidation since July 2000), ENI, ENEL and various other entities. In the 1990s, government-owned enterprises accounted for approximately 20% of GDP in terms of value added. By the end of 1997, such share had fallen to approximately 11% of GDP. In addition, the Central Government directly and indirectly owns shares in a number of publicly traded companies.

          Since 1993, the Government has been privatizing various operating subsidiaries of the state holding companies and certain entities owned directly by the Ministry of Treasury. These privatizations include entities in the financial institution sector (IMI, INA, Istituto Bancario San Paolo di Torino, Banco di Napoli, Mediocredito Centrale), the telecommunications sector (Telecom Italia), oil integrated companies (ENI) and electricity utilities (ENEL). Under Italian law, all proceeds of the privatization of entities directly owned by the Treasury must be deposited into a fund established in 1993 for the purchase and repayment of outstanding Treasury securities. Accordingly, such proceeds reduce the ratio of public debt to GDP, but cannot be taken into account to offset current account deficits. From February 1994 to June 30, 2002, the Government has raised approximately 'E'66 billion, making the Italian privatization program one of the largest privatization programs in Europe. In 1999, the proceeds from privatizations were 'E'22,641 million (2.5% of GDP). In 2000, privatization receipts fell to 'E'15,450 million. The proceeds from privatization further declined to 'E'3,000 million in 2001, the lowest since 1994, compared to approximately 'E'10,000 million in 2002.

          Budget Deficits. Substantial budget deficits have been a persistent problem affecting the Italian economy. Prior attempts to deal with this problem have been hampered by, among other things, high levels of social spending and the fact that social services and other non-market activities of the central and local governments and their agencies and instrumentalities account for approximately 19% of total employment. The wages of these employees, like those of the private sector, were indexed to the inflation rate until the end of 1991, exacerbating both inflation and the budget deficit. In 1993, the Central Government, the principal unions and the industrial employers' association reached an agreement ending such indexation. In 1995, the Central Government reformed the pension system by linking each individual's benefits to the contributions made by such individual to the system. This plan is to be implemented over an 18 year period and is expected to produce a reduction in projected pension expenditures. Further reforms to the pension system have been enacted by recent legislation tied to the 1998 budget law. See "--Measures of Fiscal Balance." Countries participating in the European Monetary Union are required to reduce "excessive deficits" and adopt a budgetary balance as a medium term objective. The reduction of the budget deficit has been a Central Government priority since 1992, as Italy pursued a policy of debt reduction to meet the conditions for membership in the European Monetary Union.

          In 1995, the Central Government achieved its long standing objective of stabilizing its debt-to-GDP ratio, however, it remains above the debt ceiling required under the Maastricht Treaty. As a result, Italy's public debt as a percentage of GDP reached 124.8% in 1995, and has been dropping gradually since then, reaching an estimated 110.5% in 2000 and 109.9% of GDP in 2001. In 2002, the ratio of Italy's public debt to GDP fell by 2.8 percentage points to 106.7%. Under the long-term reduction plan presented by the Government in September 30, 2002 (which updated the 2003-2006 Program Document), the debt-to-GDP ratio is projected to fall by an average of 3% of GDP per year from 109.4% in 2002 to 96.4% in 2006, meeting the Maastricht Treaty requirement of 60% in 2016.

          Savings Rate. Historically, Italy has had a high savings rate. Although the savings rate has declined over the past three decades (most notably in the last five years) in Italy as in most of the developed world, household savings as a percentage of household disposable income was 19.2% in 2000, 18.9% in 2001 and 18.8% in 2002, among the highest of any G-7 country, according to OECD data. In 1999, only France recorded a higher figure than Italy, with a savings rate equal to 15.8%. By contrast, household savings as a percentage of household disposable income in 1999 was 1.5% in the U.S., 5.1% in the United Kingdom, 10.2% in Germany, 3.2% in Canada and 14.1% in Japan. As a consequence, Italy has a significant domestic pool of capital available for investment and, although its fiscal deficits historically have been large, the high private savings rate has enabled the Government to finance those deficits principally in the domestic bond market.

          Regional Disparities. The Italian economy is characterized by significant regional disparities. The level of economic development of Southern Italy is well below that of Northern Italy; per capita GDP of the Mezzogiorno (which includes the regions of Abruzzo, Molise, Campania, Puglia, Calabria and Basilicata, plus the islands of Sicily and Sardinia) is lower than the per-capita GDP of Northern Italy although it has been narrowing in recent years due mainly to migration from the south to the northern regions of Italy, despite large and long-standing infusions of development funds and other income transfers from the Central Government.

          Since 1985, growth in Southern Italy has lagged as compared to Northern and Central Italy and has been concentrated in services, while agriculture has declined and industrial output has been stagnant. In 1994, agriculture accounted for approximately twice the proportion of employment in Southern Italy as compared to Northern and central Italy, and manufacturing for 13% of value-added as compared with 25% elsewhere. Despite significant state intervention, the employment disparity between the Mezzogiorno and the rest of the country grew in the 1980s and 1990s. At the end of the 1970s, the unemployment rate in the South was approximately 10%. By the end of 1999, unemployment was twice as high in Southern Italy than in Italy as a whole. Unemployment in Southern Italy was approximately 21.0% in 2000, 19.3% in 2001 and 18.3% in 2002 as compared to 10.6%, 9.5% and 9% respectively, for Italy as a whole.

          Investment Incentive Scheme. The Central Government has in the past funded an investment incentive scheme to encourage investment in the Mezzogiorno. This program has been terminated and its benefit was gradually phased out at the end of 1999. The Mezzogiorno investment scheme consisted of investment grants, tax incentives and exemptions from social security contributions for businesses operating in the Mezzogiorno. The Mezzogiorno Investment Scheme has been replaced by a new incentive scheme that covers all under-industrialized areas of Italy. The areas covered by this new scheme are the same areas covered by the EU Regional Development


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

Fund. See "The Economy -- Region of Campania". Italy receives certain grants and other transfers from the EU. However, in each of the past ten years, its payments to the EU have exceeded its receipts from the EU.

          Imports and Exports and Balance of Trade. Italy is fully integrated into the European and world economies, with imports and exports accounting for 25.3% and 26.2%, respectively, of Italian GDP in 2001. Italy's exports are dominated by manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. The EU accounts for over half of Italian trade value. In 2000, countries within the EU purchased 53.7% of Italian exports and supplied approximately 56.5% of imports. Italy's trade surplus with EU countries, however, decreased from 'E'10,565 million in 1996, to 'E'3,401 in 1997, and registered a slight increase to 'E'3,784 million in 1998, mainly due to higher exports to the United Kingdom, the Netherlands and Spain. In 1999 and 2000, Italy's trade balance with EU countries registered a surplus of 'E'1,427 million and a deficit of 'E'2.2 million, respectively. Italy's trade balance decreased substantially in 1999 and 2000 as compared to prior years due to higher trade deficits with Germany, the Netherlands and Ireland which were not balanced by higher exports to the other EU member countries. Italy's overall trade surplus also decreased from 'E'34,912 million in 1996 to 'E'26,619 million in 1997, 'E'24,479 million in 1998, 'E'14,026 million in 1999 and 'E'1,907 million in 2000, before increasing to 'E'9,522 million in 2001 and 'E'14.6 billion in 2002 (source: ISTAT, Bank of Italy).

          Employment. The following table shows the change in total employment, the official employment rate and the official unemployment rate between 1998 and 2002. The unemployment rate does not include workers paid by the Wage Supplemental Fund (Cassa Integrazione Guadagni, "CIG"), which guarantees part of the wages of workers in the industrial sector who are temporarily laid off or have had reduced working hours.

                           Employment and Unemployment

                                                      Year Ended December 31
                                             ------------------------------------------
                                              1998     1999     2000     2001     2002
                                             ------   ------   ------   ------   ------
Employment Volume (entire economy)(1).....   23,180    23,361   23,575   23,781  23,993
Participation Rate (%)(2).................     51.7%     52.5%    53.5%    54.6%   55.4%
Unemployment Rate (%).....................     11.8%     11.4%    10.6%     9.5%    9.0%

----------
(1)  Euro thousands

(2)  Participation rate of population aged 15-64.

Source: ISTAT (2004) and Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (January 16, 2003).

          The unemployment rate rose from 11.7% in 1997, to 11.8% in 1998, mainly due to a slight increase in the supply of labor. The unemployment rate steadily decreased to 11.4% in 1999 and 10.6% in 2000, principally due to positive trends in the service sector (in particular, business and household services) resulting in a greater number of available jobs. The unemployment rate in Italy fell to 9.5% in 2001 and to 9% in 2002.

          Although there were a series of short strikes between 1992-94 protesting certain aspects of the Government's program to reduce the budget deficit, the disruption to the economy from labor disputes has decreased significantly since the 1970s and early 1980s. In the six-year period 1992-97, an average of 8.4 million man-hours of labor per year were lost as a consequence of labor disputes. By contrast, the average number of man-hours lost per year as a consequence of labor disputes was 116.6 million over the period 1978-1982, and
43.6 million over the period 1983-1990. In 2000, 6.2 million hours were lost due to strikes as compared to 6.3 million in 1999, 4 million in 1998, 50.2 million in the period 1991-1997 and 23.3 million in the period 1998-2001. In 2002, 6.1 million hours were lost to strikes as compared to 7.03 million in 2001.

          Since October 1992, the Central Government has initiated a series of reforms to the state pension system designed to reduce the level of benefits provided by the Central Government and to promote the development of private pension funds to supplement Central Government retirement benefits. Employer and employee contributions to the national social security pension system continue to be compulsory and have not been reduced by the reforms, although benefits have been reduced. In August 1995, the Central Government reformed the pension system by linking each individual's benefits to the contributions made by such individual to the system. This plan is to be implemented over an 18 year period and is expected to produce a reduction in projected pension expenditures over the next ten years. Further reforms to the pension system have been enacted by legislation tied to the 1998 budget law, which are aimed at further reducing and harmonizing the level of benefits.

          The Italian Government has recently implemented reforms aimed at creating greater flexibility in the labor market. Italian trade unions responded strongly to these reforms and conducted a general one-day strike on April 16, 2002. The primary conflict between the Government and the trade unions has concerned the proposed temporary suspension of the application of an article of a 1970 labor law. Currently, this article provides that an employee dismissed without just cause has the right to seek reinstatement and indemnification from his or her employer.

          After long negotiations, the government has revised its proposed reforms to this article. The new proposal would temporarily suspend the article for newly-hired employees only at firms with more than 15 employees. To balance such temporary suspension, the government has offered the trade unions higher unemployment indemnity for employees. The new proposal has caused a split in the trade unions: two trade unions, CISL and UIL, have resolved to agree to the government's new proposal by signing an agreement on July 5, 2002, in which the government has committed to reduce the tax burden, not to introduce any change to the current pension system and to increase the unemployment allowances. The primary trade union, CGIL, opposes the new proposal and is expected to organize new strikes and protests in the future.

          Unemployment in Southern Italy has been persistently higher than in Northern Italy and was approximately 21.0% in 2000, 19.3% in 2001 and 18.3% in 2002 as compared to 4.7%, 4.0% and 4.0% respectively in the northwestern regions. The differential narrowed slightly in the early 1990s, principally because unemployment in Northern and Central Italy is more sensitive to the business cycle than employment in Southern Italy, but the gap widened again in the last few years, as the economic contraction was larger in the South. Unemployment is also substantially higher among younger workers and women. The Central Government has adopted a number of programs to correct these imbalances, including programs that provide money for job trainings, particularly in the South, and programs that provide certain incentives to companies that hire young workers.

          The Government believes that a substantial "hidden economy" exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. The increase in employment in 2001 may partly be attributable to the "emergence" of workers that were not previously accounted for in national statistics. According to OECD data, the number of irregular workers in the Mezzogiorno is estimated to equal approximately 30% of the overall workforce in industry and services. Irregular labor is defined as irregular and unregistered workers, including foreign workers, taking account of second jobs.

Wages and Prices

          Wages. Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

          Wages, as measured by gross earnings per standard labour unit, increased by an average of 2.6% in 2002, as compared with increases of 3.5% in 2001 and 3.1% in 2000. Labor costs per employee per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 2.5% in 2002 as compared to 3.2% in 2001. Labor costs per employee in the public sector increased by 3.3% in 2002 and in the private sector by 2.2% in 2002. Labor costs per product unit, or LCPU, increased by 2.8 per cent. in 2001, compared to 3.2 per cent. in 2002. LCPU growth remains higher than in other major European countries. (Source: the Bank of Italy Economic Bulletin.) The increase in the Consumer Price Index slowed steadily from 1996 through 1999. The decrease in the rate of growth of inflation continued into 1997 when, due to a general slow down in domestic demand, the Consumer Price Index grew by only 2.0%, well below the Government target of 2.5% and the Maastricht criteria requirement of 2.7%. In 1998, the Consumer Price Index grew by 2.0% and inflation decreased to 1.9% due primarily to a decline in the cost of new materials and the appreciation of the Euro-area currencies against the Dollar. At the end of 1999, the Consumer Price Index increased by 1.7% primarily as a result of higher oil costs. In 2000, 2001 and 2002, the Consumer Price Index grew by 2.5%, 2.7% and 2.5% respectively. The increase in 2001 was primarily due to increases in core inflation (which is the harmonized consumer price index net of energy, unprocessed food, alcohol and tobacco products) offset by slower growth in the prices of energy and unprocessed food. In addition inflationary pressures have been to a great extent driven by the ongoing increase of service prices. Inflation as measured by the Consumer Price Index was 2.5% during 2002, mainly due to price increases in education, hotels rents and clothing.

          The following table illustrates trends in prices and wages for the periods indicated:

                                Prices and Wages

                                              Year Ended December 31,
                                          --------------------------------
                                          1998   1999   2000   2001   2002
                                          ----   ----   ----   ----   ----
                                       ('E' thousands, except percentages)
Cost of Living Index(1).............       1.7    1.6    2.6    2.7    2.5
Consumer Price Index(1)(2)..........       2.0    1.7    2.5    2.7    2.6
Change in per capita gross wages ...      (1.8)   1.6    3.1    3.5    2.6
Change in unit labor costs(3).......      (1.3)   1.6    0.7    2.6    3.2
Core Inflation Index(4).............       2.3    1.8    1.9    2.4    2.5

----------
(1) The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2) In accordance with European Commission regulations, since January 2002 the harmonized consumer price index reflects reductions in prices (e.g. seasonal sales and promotional offers) taking place for a minimum period of 15 days (formerly 30 days). As a consequence, figures for 2002 are not directly comparable to previous data.

(3)  Unit labor costs are per capita wages reduced by productivity gains.

(4) The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (February 11, 2003) and Bank of Italy Annual Report 2003 (May 2004).

Foreign Trade

          Italy is fully integrated into the European and world economies, with imports equal to 25.3% of GDP and exports accounting for 26.2% of GDP in 2001. (Source: ISTAT 2002) In 2002, imports and exports amounted to 28.7% and 29.8% of GDP, respectively. Italy's trade surplus declined from 'E'26.6 billion in 1997 to 'E'1.9 billion in 2000 (or 0.1% of real GDP). In 2001, Italy's trade surplus rose back to 'E'9.9 billion (or 1.0% of real GDP) primarily as a result of the decline in the trade deficit with OPEC countries, due to the decrease in oil prices. In 2002, Italy's trade surplus was 'E'14.6 billion.

          The following tables illustrate Italy's exports and imports for the years 1998 through 2002. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as "free on board" or "fob". Import amounts include all costs, insurance and freight, frequently referred to as "charged in full" or "cif".

                                  Foreign Trade

                                                               Year Ended December 31,
                                                   -----------------------------------------------
                                                     1998      1999      2000      2001      2002
                                                   -------   -------   -------   -------   -------
                                                                  ('E' millions)
Exports (fob)

Agriculture, forestry and fishing...............     3,605     3,687     3,858     4,251     4,171
Minerals........................................       433       430       525       546       683
Manufactured products...........................   214,981   215,803   254,679   265,490   261,520
   Food, beverage and tobacco products..........    11,484    12,051    13,066    14,009    15,010
   Textiles, leather products and clothing......    35,683    34,411    40,078    43,302    41,207
   Wood and wood products.......................     1,247     1,329     1,510     1,505     1,471
   Paper, printing and publishing...............     4,934     5,029     5,933     6,084     6,156
   Refined oil products.........................     2,428     2,604     5,181     5,061     4,454
   Chemical and pharmaceutical products.........    17,961    19,472    24,136    25,754    26,906
   Rubber and plastic products..................     8,114     8,228     9,389     9,673     9,853
   Non-metallic minerals and mineral products...     8,253     8,332     9,230     9,406     9,232
   Metals and metal products....................    18,496    17,513    21,257    21,986    21,627
   Mechanic products and machinery..............    45,270    45,060    50,678    53,957    53,126
   Electric and precision machinery.............    21,275    21,619    26,383    27,625    25,007
   Transport equipment..........................    25,394    25,253    30,389    29,620    30,520
   Other manufactured products..................    14,442    14,902    17,449    17,508    16,951
Energy, gas and water production................        22        23        22        46        35
Other...........................................     1,064     1,098     1,302     2,656     2,654
                                                   -------   -------   -------   -------   -------
   Total exports................................   220,105   221,040   260,414   272,990   269,064
                                                   =======   =======   =======   =======   =======

----------
Source: Bank of Italy Annual Report 2002 (May 2003).

                                                               Year Ended December 31,
                                                   -----------------------------------------------
                                                     1998      1999      2000      2001      2002
                                                   -------   -------   -------   -------   -------
                                                                  ('E' millions)
Imports (cif)

Agriculture, forestry and fishing...............     8,864     8,603     9,228     9,021     9,047

Extractive industries...........................    13,025    15,243    29,561    28,718    26,282
Manufactured products...........................   172,159   181,552   217,023   220,985   220,442
   Food, beverage and tobacco products..........    15,668    15,645    17,135    18,373    18,450
   Textiles, leather products and clothing......    14,737    14,743    18,249    20,189    20,266
   Wood and wood products.......................     2,791     2,980     3,393     3,249     3,356
   Paper, printing and publishing...............     5,896     6,222     7,207     6,719     6,556
   Refined oil products.........................     2,727     3,161     5,378     4,626     5,045
   Chemical and pharmaceutical products.........    26,686    28,097    33,231    33,991    35,279
   Rubber and plastic products..................     4,455     4,792     5,387     5,396     5,509
   Non-metallic minerals and mineral products...     2,388     2,509     2,843     2,955     2,956
   Metals and metal products....................    21,857    20,350    26,277    25,674    24,288
   Mechanic products and machinery..............    16,075    17,564    20,354    20,707    20,720
   Electric and precision machinery.............    28,267    30,982    38,269    37,275    34,748
   Transport equipment..........................    27,340    30,978    35,038    37,544    39,129
   Other manufactured products..................     3,271     3,529     4,262     4,287     4,140
Energy, gas and water production................     1,456     1,424     1,535     1,777     1,066
Other...........................................       122       193     1,160     3,256     1,879
                                                   -------   -------   -------   -------   -------
   Total imports................................   195,626   207,015   258,507   263,756     3,577
                                                   =======   =======   =======   =======   =======
Trade Balance...................................    24,479    14,024     1,907     9,234   261,226
                                                   =======   =======   =======   =======   =======

----------
Sources: Bank of Italy Annual Report 2003 (May 2003).

          The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products and agricultural and food industry products as well as minerals, metals and metal products, electric and precision machinery and transport equipment. Of all major European countries, Italy is the most heavily dependent on imports of energy, importing 83.6% of its energy requirements in 2001. As a result, Italy's trade balance is vulnerable to fluctuations in oil prices. The long term challenge of Italian industries is to produce the surplus necessary to fund the purchase of imported energy, raw materials and agricultural products.

Balance of Payments

          The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period.

          Current Account. Italy had a current account surplus in each year from 1992 through 1999. However, following decreases in the current account surplus in each of 1997, 1998 and 1999, Italy registered a current account deficit in 2000. This was due to a deterioration in Italy's visible trade balance, as overall growth in imports exceeded growth in exports, reflecting Italy's weakening position relative to trade with EU member countries. In 2001, the current account deficit decreased to 'E'740 million principally due to growth in exports exceeding growth in imports, before increasing to 'E'10.1 billion in 2002 principally due to the deficit on services and widening income deficit.

          Capital Account. In 1998, the capital account totaled 'E'2,249 million, representing a decrease of 23.0% as compared to 1997, mainly due to lower EU transfers. In 1999 and 2000, the capital account amounted to 'E'2,789 million and 'E'3,195 million, respectively, representing increases of 23.9% and 14.4% respectively as compared to the previous year. These increases were principally due to higher transfers from the EU through the Regional Development Fund. In 2002, the capital account amounted to a deficit of 'E'66 million as compared to 'E'0.9 billion in 2001.

          The following table illustrates the balance of payments for the periods indicated:

                               Balance of Payments

                                                                   Year Ended December 31,
                                                   ------------------------------------------------
                                                     1998      1999       2000      2001      2002
                                                   -------   --------   -------   -------   -------
Current Account.................................    20,444      7,692    (6,305)     (740)  (10,014)
Goods...........................................    32,584     22,044    10,368    17,405    14,409
   Exports......................................   220,104    221,484   260,906   273,596   267,582
   Import.......................................   187,520    199,440   250,538   256,191   253,533
Services........................................     4,386      1,125     1,167        18     3,043
Income..........................................    (9,869)   (10,392)  (13,099)  (11,635)  (15,396)
Transfers.......................................    (6,658)    (5,085)   (4,742)   (6,527)   (5,624)
   to EU Institutions...........................    (5,940)    (4,684)   (4,905)   (5,634)  (5,6727)
Capital Account.................................     2,249      2,789     3,195       936       (67)
Intangible assets...............................      (121)        (3)      (72)     (312)     (206)
Transfers.......................................     2,370      2,792     3,267     1,248     1,139
   to EU Institutions...........................     2,748      3,201     3,624     1,748     1,626
Financial Account...............................     1,282     (8,867)    4,287    (3,294)    8,532
Direct Investments..............................   (10,580)       178     1,149    (7,377)   (2,739)
   Abroad.......................................   (14,418)    (6,309)  (13,368)  (23,995)  (18,194)
   In Italy.....................................     3,838      6,487    14,517    16,618    15,455
Portfolio Investments...........................     7,075    (23,635)  (26,255)   (7,640)   16,107
   Assets.......................................   (86,315)  (121,493)  (86,340)  (40,070)  (16,968)
   Liabilities..................................    93,390     97,858    60,085    32,430   (33,075)
Financial derivatives...........................      (762)     1,766     2,501      (477)   (2,710)
Other Investments...............................   (13,547)     5,725    29,950    11,716       985
Change in official reserves.....................    19,096      7,099    (3,058)      484    (3,111)
Errors and Omissions............................   (23,975)    (1,614)   (1,177)    3,098     1,549

----------
Source: Annual Report of the Bank of Italy 2003 (May 2004).

(1) Both exports and imports are stated on a "FOB" basis for purposes of the current account.

Exchange Rates

          The suspension of the Lira from the ERM in 1992 marked an end to the role of the Lira exchange rate as the cornerstone of Italian monetary policy. The value of the Lira subsequently declined sharply against the German Deutsche Mark, the U.S. Dollar and other major currencies. This fall in the value of the Lira made Italian exports more competitive in world markets and resulted in a significant increase in exports until 1996, when the rate of growth in exports decreased, in part because of the strengthening of the Lira. On November 24, 1996, the Lira was readmitted to the ERM at a rate of 990 Lire per Deutsche Mark, and 1,906.48 per ECU agreed among the Bank of Italy and the central banks of the other nations participating in the European Monetary System ("EMS"). In January 1999, Italy, together with ten other European countries, introduced the Euro as its new national currency. The exchange rate was invariably fixed at Lit. 1,936.27 per Euro. As of January 1, 2002, the Euro was adopted as a single common currency, which replaced, over a maximum period of 2 months, the existing national currencies.

Reserves

          By the end of 1991, official reserves stood at 'E'48,721 million, but the effect of the 1992 currency crisis on the official reserves of Italy was significant. By the end of September 1992, the total amount of the official reserves had dropped to 'E'16,949 million, a decrease of 65.1% from the reserves at December 31, 1991. Since 1992, the Central Government has followed a policy of generally strengthening official reserves. By the end of 1999, official reserves amounted to 'E'45,100 million. In 2000, official reserves increased to 'E'50,366 million, mainly due to variations in exchangeable currencies acquired during 2000. At the end of 2002, Italy's official reserves stood at 'E'53,000 million, compared to 'E'52,437 million in 2001.

          The following table illustrates the foreign exchange reserves of Italy for the periods indicated:

                            Foreign Exchange Reserves

                                                Year Ended December 31,
                                      ------------------------------------------
                                       1998     1999     2000     2001     2002
                                      ------   ------   ------   ------   ------
Gold ..............................   20,562   22,775   23,098   24,732   25,764
SDRs(1) ...........................       95      163      255      337      103
Total position with IMF ...........    3,697    3,537    2,916    3,647    3,726
Net foreign exchange ..............   21,425   18,537   24,097   23,721   23,447
Other net reserves ................       --    1,769       --       --       --
                                      ------   ------   ------   ------   ------
Total reserves ....................   45,807   45,100   50,366   52,437   53,040
                                      ======   ======   ======   ======   ======

----------
Source: Annual Report of the Bank of Italy 2002 (May 2003).

(1) Special Deposit Rights

Monetary Policy

          The European System of Central Banks. Prior to Italy's adoption of the Euro, the Bank of Italy was responsible for conducting monetary policy. As of January 1, 1999, which marked the beginning of Stage III of the European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the Euro, and the Eurosystem became responsible for conducting a single monetary policy.

          The European System of Central Banks ("ESCB") consists of the European Central Bank ("ECB"), established on June 1, 1998 and the national central banks of the EU Member States. The Eurosystem is formed by the 12 national central banks in the Euro area and the ECB. So long as there are EU Member States that have not yet adopted the Euro (Denmark, Sweden and the United Kingdom), there will be a distinction between the 12-country Eurosystem and the 15-country ESCB. The three national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

          The Eurosystem is principally responsible for:

               o defining and implementing the monetary policy of the Euro area;

               o conducting foreign exchange operations and holding and managing the official foreign reserves of the Euro area countries;

               o    issuing banknotes in the Euro area; and

               o    promoting the smooth operation of payment systems.

          The ESCB is governed by the decision-making bodies of the ECB which are:

               o the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

               o the Governing council, composed of the members of the Executive Board and the governors of the 11 national central banks, in charge of formulating the monetary policy in the Euro area; and

               o the General Council composed of the Executive Board and the 15 national central banks and contributes to the advisory functions of the ECB.

          The ECB is independent of the national central banks and the governments of the member States and has its own independent budget, its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member States which have adopted the Euro, pro-rated to the GDP and population of each such member State. The ECB had paid-up capital of approximately 'E'4,1 billion at December 31, 2002.
(Source: European Central Bank)

          The Bank of Italy. The Bank of Italy was founded in 1893. It supervises and regulates the Italian banking industry, as discussed below, and operates services for the banking industry as a whole, including a central information office on credit risks. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets of 'E'147,338 million at December 31, 2001.

          Regulation of Italian banks is conducted by the Interministerial Committee for Credit and Savings, the Treasury and the Bank of Italy. The principal objectives of such regulation are the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation, which has resulted in a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

          The Interbank Fund (Fondo Interbancario di Tutela dei Depositi), established in 1987 by a group consisting of the principal Italian banks, protects depositors against the risk of insolvency of their bank and the loss of their deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties and, in the case of declared insolvency, guarantees the refund of deposits of banking customers up to a predetermined percentage of each deposit account (which is 100% for accounts up to 'E'103,291 million and 75% for the subsequent 'E'435,166), subject to a maximum limit of 'E'516,457 billion per account.

          Italian banks' bad debts as a share of total loans in 2000 decreased by approximately 12.2% to 'E'45,356 million in 2002 after decreasing by 13.8% in 2001. As a percentage of total loans, bad debts declined 7.8% in 1999, 5.7% in 2000 and 4.7% in 2001.

Public Finance

          The State budget includes the revenues and expenditures of the Central Government and certain agencies and entities whose budgets must be approved by Parliament. Other entities whose budgets are not subject to Parliamentary approval, including autonomous agencies, regional and local governments and authorities and the national social security agencies (which are referred to, collectively with the Central Government and the agencies included in the budget, as the "public sector"), are reflected in the state budget only to the extent of the Central Government's receipts from and transfers to such entities. In April 1997, Parliament enacted legislation to reform the budget process. The objectives of the reform are to simplify the structure of the budget, to enable quicker decision making by Parliament, to promote a more efficient allocation of resources and more effective monitoring of expenditures and to increase the responsibility and administrative autonomy of senior civil servants.

Measures of Fiscal Balance

          Italy reports the fiscal balance of the public sector using the following two principal measures:

          (i) Net borrowing is the consolidated revenues minus the consolidated expenditures of the general government (as defined and adopted by EU countries). This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. For most internal purposes, Italy uses the state sector borrowing requirement as its principal measure of financial balance. The state sector is narrower than the public sector because it excludes local and regional governments and authorities and the national social security agencies. However, in the past, the Central Government has been the principal source of funds for financing deficits of the public sector, and consequently in the past the state sector borrowing requirement and the NBR have not been materially different. General government is narrower than the public sector because it excludes certain agencies and authorities; and

          (ii) Primary Balance, which is the Financial Balance less interest payments and other borrowing costs of the Central Government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

          The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy will be required to account for receipts, aggregating approximately 'E'6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. As a result of the Eurostat decision, Italy's net borrowing for 2001 rose from 1.6% of GDP to 2.2% of GDP.

          The table below shows selected public finance indicators for the periods indicated.

                       Selected Public Finance Indicators

                                       1998        1999        2000        2001        2002
                                    ---------   ---------   ---------   ---------   ---------
                                                        ('E' millions)
Public government expenditure ...     528,747     536,105     541,944     588,841     600,007
% of GDP ........................        49.3%       48.4%       46.5%       48.3%       47.6%
General government revenues .....     498,549     516,980     534,400     556,579     571,604
% of GDP ........................        46.5%       46.7%       45.8%       45.7%       45.3%
Net borrowing ...................      30,198      19,125       7,544      32,262      28,403
% of GDP ........................         2.8%        1.7%        0.6%        2.6%        2.3%
Primary balance .................      55,813      55,613      67,789      47,308      44,144
% of GDP ........................         5.2%        5.0%        5.8%        3.8%        3.4%
Public debt .....................   1,247,775   1,273,243   1,290,459   1,347,805   1,360,253
% of GDP ........................       116.3%      114.9%      110.6%      110.6%      107.9%

----------
Source: Annual Report of Bank of Italy 2003 (2004).

          The improvements in the primary balance in 1998 and 1999 were primarily due to an increase in public sector revenues and lower than budgeted public sector borrowing as a result of the faster than envisaged fall in interest rates and the larger than expected growth in GDP. The decrease in public sector borrowing requirements in 2000 was due principally to extraordinary income of 'E'13,815 million derived from the sale of UMTS licenses to telecommunication companies.

          Governmental Objectives. The Central Government sets forth the principal policy objectives, which, since 1992, have been principally focused on reducing net borrowing and stabilizing the debt-to-GDP ratio, in a four year planning document (referred to as the " Economic and Finance Program Document").

          The Economic and Finance Program Document (Documento di Programmazione Economica e Finanziaria), prepared by the Treasury and presented each year to the Parliament, sets forth two sets of forecast revenues and expenditures: the first assuming no change from current policy and the second assuming the Central Government's proposed programmatic changes are adopted. The Economic and Finance Program Document is presented to the Parliament along with the draft budget.

          The 2003 - 2006 Program Document

          For the past four years Italy has been successful at meeting the ambitious targets set for fiscal consolidation, while introducing reforms to modernize the public sector and tax system. Although Italy substantially reduced its budget deficit, the ratio of public debt-to-GDP remains well above the 60% reference rate established by the Maastricht Treaty.

          In July 2002, the Government finalized and presented to parliament its 2003-2006 Program Document, which, as its main objective, contemplates the following reforms:

          o fiscal reform, designed to continue to reduce the tax burden in order to stimulate economic growth while reducing current expenditures to balance the lower tax revenues;

          o labour market reforms, aimed at increasing the efficiency and liquidity of the labor market by introducing new standard forms of labor contracts, improving the flow of information relating to job opportunities, strengthening job training programs and reforming unemployment and other types of employment-related compensation; and

          o pension reform, aimed at promoting supplementary private pension provisions and increasing the labor force participation rate of the Italian population aged 55-64.

          The following table shows Italy's principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the 2003-2006 Program Document.

                                             2003   2004   2005   2006
                                            -----   ----   ----   ----
                                                     (Target)
Current account surplus, as % of GDP ....     2.2    2.7    2.7    3.1
Primary balance, as % of GDP ............     5.1    5.5    5.8    5.7
Interest expense, as % of GDP ...........     5.9    5.8    5.7    5.5
Net borrowing, as % of GDP ..............    (0.8)  (0.3)   0.1    0.2
Structural net borrowing, as % of GDP ...    (0.4)   0.1    0.2    0.2
Public debt, as % of GDP ................   104.5   99.8   97.1   94.4
GDP (% real growth rate) ................     2.9    2.9    3.0    3.0
Inflation (% real growth) ...............     1.4    1.3    1.2    1.2
Unemployment rate (%) ...................     8.5    8.0    7.5    6.8

          The 2003 - 2006 Stability and Growth Program

          In November 2002, Italy presented its update to its stability and growth program for the period 2003 - 2006 ("2002 Stability Program") to the Council of the EU and the EU Commission. The 2002 Stability Program is based on the 2003 - 2006 Program Document approved by parliament in July 2002 and amended on September 30, 2002, the RPP for 2003 approved by Parliament on September 30, 2002 and the Annual Financial Law presented to Parliament for approval on September 30, 2002. The following table compares the principal finance indicators included in the 2002 Stability Program:

2002 Stability Program

                                  2001    2002    2003    2004   2005   2006
                                 -----   -----   -----   -----   ----   ----
                                             (Percentage of GDP)
Real GDP growth rate .........     1.8     0.6     2.3     2.9    3.0    3.0
Net borrowing, as % of GDP ...    (2.2)   (2.1)   (1.5)   (0.6)  (0.2)   0.1
Public debt, as % of GDP .... .   109.9   109.4   105.0   100.4   98.4   96.4

----------
Source: 2002 Stability Program; Update November 2002

The Council of the EU issued opinions in February 2002 and January 2003, setting forth the following considerations associated with the achievement of the budgetary targets set forth in Italy's 2001 and 2002 Stability Programs respectively and the November 2002 Program Update:

          o short term real GDP growth forecasts were based on the assumption that global economic recovery would begin during early 2002 but the projected deficit for 2002 significantly exceeds the original objectives;

          o budgetary targets in 2002 and 2003 rely heavily on one-off measures, in particular the sales of publicly-owned real estate assets, while few details are provided on the planned sizeable reduction in non-interest expenditure as percentage of GDP over the program period;

          o even assuming that such one-off measures yield the expected results, the cyclically adjusted budget position may fail to improve as planned on account of the risks to the trend budgetary projections;

Furthermore, the Council of the EU recommended that Italy:

          o adopt rules allowing for a more effective monitoring and control of current expenditures at all levels;

          o replace one-off measures with structural ones on the expenditure side;

          o accelerate the implementation of the pension reform to control expenditure and to promote supplementary private pension provisions; and

          o implement labor market reforms and accelerate the reduction of its debt ratio.

          Taxation. Italy's tax structure includes taxes imposed at the Central Government and local level and provides for both direct taxation and indirect taxation through a value added tax ("VAT") and other transaction-based taxes. Direct taxes include income taxes, corporate taxes and local taxes. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Tax reform legislation that became effective in 1998 reduced the maximum rate payable by individuals and introduced a two-tiered system for corporate taxation. For 2001, the top individual tax rate was 45% and the corporate tax rate was 36%. Corporations also pay certain local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years. Tax reform legislation that became effective in 1998 reduced the maximum rate payable by individuals and introduced a two-tiered system for corporate taxation.

          VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with a business or profession, and on all imports of goods or services. Italy has already issued legislation to harmonize its VAT with applicable EU directives. The basic VAT rate is 20%, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, IRAP (discussed below), taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

          Low tax compliance has been a longstanding concern for the Central Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion, and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Central Government is under-reporting of income by self-employed persons and small enterprises. In response to this problem, Parliament has enacted a new form of minimum income tax for self-employed persons and small enterprises. The minimum tax is determined on a presumed minimum income for such a self-employed person or small enterprise, based on location, age, organization and type of activity. If the taxpayer does not declare the minimum income set forth, there will be an automatic intervention by the tax authorities to verify the accounts of such taxpayer. The Parliament has also enacted a new tax on enterprises' capital which may, in the case of medium- and small-sized enterprises, be levied based on assets. The Central Government's efforts to increase tax compliance during the last three years have led to an increase in the general tax base and to an improvement in compliance.

          The Government enacted legislation under the tax-reforming powers it was granted, which took effect in 1998. A regional tax on productive activities
(IRAP) was introduced in place of certain health service contributions and other various taxes. The structure of personal income tax (IRPEF) and the system for taxing income from financial assets was revised. A new system of corporate income tax was introduced, known as Dual Income Tax. The reforms were aimed at simplifying and rationalizing the tax system, reducing the fiscal autonomy of lower levels of government and giving relief to large families. In using its delegated powers, the Government set itself the objective of keeping revenues basically unchanged. Subsequent reforms enacted in 2001 increased the fiscal autonomy of lower levels of government.

          Health, Education, Labor and other Social Welfare Expenditures. The Central Government currently administers almost all the country's social security and welfare programs. These programs are funded in part by contributions from employers and employees and in part from general tax revenues. In 1998, 1999, 2000 and 2001, social services, which include pensions and other social security payments and unemployment compensation, constituted the largest share of government spending (34.4%, 35.4%, 36.1% and 34.7%, respectively). The overall amount of social expenditure in Italy is in line with the EU average, accounting for approximately 25.7% in 1998 and 1999. However, Italy spends approximately 60% of all social expenditure on pensions, compared with the EU average of approximately 45%, and approximately 4% in support of the unemployed, vocational training, families in need and other benefits, significantly less than the EU average of approximately 32%. Italy's health expenditures are in line with the EU average, accounting for approximately one-fifth of total social expenditures. A key objective of the Government is to shift social spending from pensions, through reforms of the state pension system, to programs designed to increase employment.

          In 1995, Parliament enacted legislation to reform the pension system and reduce pension expenditures by approximately 'E'51 billion over ten years. The new pension system, which will apply to all employees with 18 years or less of employment experience, has begun to be implemented and will be completed through 2013. Once phased in, each individual's pension will be determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his or her employer on their behalf. No additional contributions will be made by the Central Government.

          Italy's public health service was traditionally run principally by regional governments with funds provided by the Central Government. In lieu of such transfers, the regions will be granted rights to raise certain taxes and to receive a portion of certain taxes raised by the Central Government. All local health care authorities were converted to joint stock companies in 1993 and are directed by managers with fixed-term work contracts and with pay partly contingent on performance. In response to rising costs, the Central Government began imposing charges for treatment and drugs beginning in 1998, subject to exemptions for low-income patients and for life-preserving measures.

          Most children attend the state school system, and attendance is compulsory from ages six to fifteen. The Central Government has introduced programs to increase vocational and technical training. In 1997, the Central Government implemented a major reform of the education system, which among other things, increased the number of years of compulsory education from eight to ten years and imposed higher standards for the end-of-school exam.

Public Debt

          Italy's public debt includes Treasury securities and borrowings, debt incurred by the social security agencies and regional and local governments and authorities and debt incurred by autonomous agencies within the state sector.

          Italy's public debt as a percentage of GDP remains the highest among G-7 countries. However, in 1995, the Central Government reduced the debt-to-GDP ratio for the first time in 16 years as compared to 1994 from 124.3% to 123.8% and then steadily down to 110.6% in 2001. The public debt of Italy as of December 31, 2002 amounted to 107.9%, representing 2.3% of GDP as compared to 2.6% in 2001, 1.7% in 1999 and 1.2% in 1998.

stabilization will require significant reductions in expenditures. See "--Public Finance--Governmental Objectives".

          In this section, "external debt" means debt initially incurred or issued outside Italy, regardless of the currency of denomination and "short term debt" means debt that has a maturity at issuance of up to eighteen months.

          The following table summarizes Italy's public debt as of the periods indicated:

                                   Public Debt

                                                     Year Ended December 31,
                                  ----------------------------------------------------------
                                     1998        1999         2000        2001        2002
                                  ---------   ----------   ---------   ---------   ---------
                                                         ('E' millions)
Medium and long term debt .....     940,501      977,831   1,014,507   1,035,192   1,038,547
Short term debt ...............     137,459      119,966     102,053     113,947     113,515
Other debts ...................     170,555      107,069     101,844     106,858     106,481
Total public debt .............   1,248,514    1,312,675   1,330,969   1,384,845   1,401,731
of which:

Source: Annual Report of Bank of Italy (2002).

          Guaranteed Debt. In addition to its direct indebtedness, Italy is also a guarantor of certain third-party indebtedness arising by operation of law. Under Italian commercial law, the sole shareholder of a joint stock company guarantees the indebtedness of such company incurred while wholly-owned by such shareholder. Therefore, indebtedness of joint stock companies incurred during the period that such companies are or were wholly-owned by the Government is guaranteed by the Government by operation of law. Total guaranteed debt as of December 31, 1998 and 1999 amounted to 'E'14,184 million and 'E'13,192 million, respectively. Total guaranteed debt as of December 31, 2000 was estimated at 'E'9,800 million.

          External Debt. External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as of December 31, 2002, was 'E'95,695 million, as compared to 'E'91,572 million as of December 31, 2001. (Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (January 16, 2003)).

          The following table summarizes the external public debt as of December 31 in each of the years 1998 through 2002.

                              External Public Debt

                                                  Year Ended December 31,
                                        ------------------------------------------
                                         1998     1999     2000     2001     2002
                                        ------   ------   ------   ------   ------
                                                     ('E' millions)
External Treasury Bonds .............   56,325   58,140   69,471   79,795   81,201
FS Bonds ............................    1,981    1,862    1,683    1,741      943
ANAS Bonds ..........................      789      782      519      516        0
Other State sector entities .........    6,380    6,444    5,584    4,579    3,932
Other general Government entities ...    5,363    1,554    6,291    7,668    9,619
                                        ------   ------   ------   ------   ------
Total external public debt(1) .......   70,838   68,782   83,548   94,299   95,695
                                        ======   ======   ======   ======   ======

----------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (February 11, 2004)

(1)  Does not include other external debt incurred by FS and ANAS.

          The following table sets forth a breakdown of the external public debt, excluding external public debt of other State sector entities and other Central Government entities, by currency, as of December 31 in each of the years 1998 through 2002.

                                        Year Ended December 31,
                       ---------------------------------------------------------
                          1998        1999        2000        2001        2002
                       ---------   ---------   ---------   ---------   ---------
                                               (millions)
Euro ...............      31,164      21,073      21,496      25,310      21,753
U.S. Dollars .......      26,532      24,692      29,074      30,866      38,591
Swiss Francs .......       2,300       3,800       5,800       6,800       7,800
Japanese Yen .......   1,650,000   1,475,000   1,675,000   1,475,000   1,475,000
British Pounds .....         700         700       1,305       2,505       2,005
Norwegian Kroner ...          --          --          --          --       2,000

----------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act 1933 (February 11, 2004).

          Debt Service. The aggregate amount of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as of December 31, 2002 was as follows:

                             Year Ended December 31,
                       ------------------------------------
                         2004    2005-2010   2011 and after
                       -------   ---------   --------------
                                     (millions)
Euro ...............     3,098      7,596          9,882
U.S. Dollars .......     6,366     18,639          8,500
Japanese Yen .......   150,000    675,000        450,000
British Pounds .....        --        105          1,900
Swiss Francs .......     1,000      5,800             --
Norwegian Kroner ...        --         --          2,000

----------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act 1933 (February 11, 2004).

          Debt Record. Since its founding in 1946, the Republic of Italy has never defaulted on the payment of principal or interest on any of its internal or external indebtedness.

Exchange Controls

          The following discussion of exchange controls in Italy summarizes relevant Italian laws in force at the date hereof, but may not contain all of the exchange control considerations that may be relevant to an investor in deciding whether to invest in the Notes.

          There are no exchange controls as such in Italy restricting rights deriving from the ownership of the Notes. Residents and non-residents of Italy may effect any investments, divestments and other transactions relating to transfers of assets to or from Italy, subject only to the reporting, record-keeping and disclosure requirements described below. Residents of Italy may hold foreign currency and foreign securities of any kind, within or outside of Italy. Non-residents of Italy may invest in Italian securities without restriction and may export funds, instruments of credit or payment and securities from Italy, whether in foreign currency or Lira, representing interest, dividends, other asset distributions and the proceeds of dispositions.

          Certain procedural requirements, however, are imposed by law. Italian residents, as well as non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments of credit or other securities in excess of 'E'10,329 must report all such transfers to the Italian Exchange Office (Ufficio Italiano dei Cambi or "UIC"). In case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years (for inspection, inter alia, by Italian tax and judicial authorities). Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

          Individuals, non-profit entities and informal partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer own foreign investments or financial assets. No such tax disclosure is required if: (i) such foreign investments or financial assets are exempt from income tax; or (ii) the total value of such foreign investments of financial assets at the end of the taxable period of the total amount of the transfers effected during the fiscal year does not exceed 'E'10,329.
Corporate residents of Italy are exempt from such tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

          There can be no assurance that the present regulatory environment in or outside Italy will stay intact or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the European Union and other international organizations and its adherence to various bilateral and multilateral international agreements.

                               OFFICIAL STATEMENTS

          Information included herein which is identified as being derived from a publication of the City or one of their agencies or instrumentalities is included herein on the authority of such publication as a public official document of the City. All other information herein and in the Registration Statement of which this Prospectus is a part, other than that included under the caption Underwriting herein, is included as a public official statement made on the authority of Dott. Enrico Cardillo, Assessore alle Risorse Strategiche, City of Naples.

                 AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

          The Authorized Representative of the City in the United States of America is Mr. Donald J. Puglisi, Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, P. O. Box 885, Newark, Delaware 19715.

              Schedule of Outstanding Debt as of December 31, 2002.

-------------------------------------------------------------------------------------------------------------------------
                                                  Final year of                                            Outstanding at
             Lender               Year of Issue      maturity     Interest Rate   Original Amount Issued    December 2002
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1968            2002            5.00              1,239,269.72                  --
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1969            2003            5.00                217,944.81            2,499.77
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1970            2004            5.00              1,698,352.18           78,007.62
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1971            2005            5.00                139,443.36            1,848.41
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1972            2006            5.50                157,519.35            4,877.17
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1973            2007            5.50                 77,468.53            2,916.12
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1973            2007            5.30                623,776.64           80,657.00
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1975            2009            5.50              8,609,197.06        3,198,172.91
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1979            2013            7.00                 26,223.10            6,072.69
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1981            2015            7.00             25,822,844.95       17,997,831.81
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1981            2015            4.00             61,974,827.89       33,156,797.77
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1985            2004            7.00            101,953,699.64       20,481,826.27
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1987            2006            7.00              1,704,905.94          624,635.62
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1988            2007            7.00            106,276,242.47       44,320,828.61
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1989            2008            7.00             75,906,776.84       35,122,875.16
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1990            2009            7.00             12,076,167.06        6,525,025.79
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1991            2010            7.00             71,651,021.29       42,602,623.30
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1992            2011            7.00             77,306,461.39       49,820,759.58
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              1993            2012            4.00              8,949,337.30        5,341,088.97
-------------------------------------------------------------------------------------------------------------------------
S.Paolo                                1998            2012            8.00            164,494,962.89      131,628,461.50
-------------------------------------------------------------------------------------------------------------------------
S.Paolo                                1998            2018            6.30             37,536,354.11       32,574,093.48
-------------------------------------------------------------------------------------------------------------------------
CREDIOP                                1999            2006            4.95             24,015,422.68       13,164,391.41
-------------------------------------------------------------------------------------------------------------------------
CREDIOP                                1999            2009            6.35             15,925,538.14       11,333,458.34
-------------------------------------------------------------------------------------------------------------------------
INPDAP                                 2000            2014            6.00             26,395,480.20       22,785,205.26
-------------------------------------------------------------------------------------------------------------------------
CASSA DEPOSITI E PRESTITI              2000            2019            4.85             59,625,243.38       53,890,724.42
-------------------------------------------------------------------------------------------------------------------------
CREDIOP                                2001            2015             var.             3,873,426.74        3,507,745.26
-------------------------------------------------------------------------------------------------------------------------
UNICREDIT                              2001            2015             var.             4,648,112.09        4,213,624.55
-------------------------------------------------------------------------------------------------------------------------
CASSA DD.PP.                           2001            2015            5.65              2,836,781.54        2,580,840.84
-------------------------------------------------------------------------------------------------------------------------
CASSA DD.PP.                           2001            2020            5.75             53,858,766.60       50,778,465.84
-------------------------------------------------------------------------------------------------------------------------
CASSA DD.PP.                           2001            2015            5.65              1,074,230.35          977,310.91
-------------------------------------------------------------------------------------------------------------------------
CASSA DD.PP.                           2002            2021            5.75              8,237,487.54        8,009,495.89
-------------------------------------------------------------------------------------------------------------------------
CASSA DD.PP.                           2002            2021            5.50                658,482.55          639,749.45
-------------------------------------------------------------------------------------------------------------------------
CASSA DD.PP.                           2002            2021            5.25             40,596,408.79       39,409,470.66
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Prestito Obbligazionario in USD        1997            2006                            154,937,069.72       61,974,827.89
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                1,155,125,246.89      696,837,210.30
-------------------------------------------------------------------------------------------------------------------------

      Schedule of Outstanding Debt as of January 1, 1998, 1999, 2000, 2001
                               and 2002 by Lender

                                             Outstanding at January 1,
                                       -------------------------------------
               Lender                   1998    1999    2000    2001    2002
------------------------------------   -----   -----   -----   -----   -----
                                                 ('E' millions)
CASSA DEPOSITI E PRESTITI...........   475.3   505.4   434.5   448.7   415.6
BANCO DI NAPOLI.....................   230.1   198.4   190.8   182.6   164.2
ISTITUTI DI PREVIDENZA..............    38.0    27.6    26.4    25.3    22.8
I.B.S. PAOLO DI TORINO (CREDIOP)....    30.0    39.9    36.4    36.5    28.0
OTHER...............................    19.6     1.9     5.7     5.0     4.2
PRESTITO OBBLIGAZIONARIO............   139.4   123.9   108.5    93.0    62.0
                                       -----   -----   -----   -----   -----
   TOTAL OUTSTANDING DEBT...........   932.5   897.3   802.3   791.1   696.8
                                       =====   =====   =====   =====   =====